UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013.

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from______ to ______
Commission File Number 1-13699
RAYTHEON SAVINGS AND INVESTMENT PLAN
(Full title of the plan)
RAYTHEON COMPANY
(Name of issuer of the securities held pursuant to the plan)
870 WINTER STREET, WALTHAM, MASSACHUSETTS 02451
(Address of issuer’s principal executive offices)

Raytheon Savings and Investment Plan
Financial Statements and Supplemental Schedule
To Accompany 2013 Form 5500
Annual Report of Employee Benefit Plan
Under Employee Retirement Income Security Act of 1974
December 31, 2013 and 2012

Raytheon Savings and Investment Plan
Table of Contents to Financial Statements and Supplemental Schedule
December 31, 2013 and 2012

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Raytheon Savings and Investment Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Raytheon Savings and Investment Plan (the “Plan”) at December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
June 12, 2014

Raytheon Savings and Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012

	2013	2012
Assets
Investments
At fair value (Notes 2, 3, and 4)
Investment contracts	$1,959,457,179	$2,002,616,020
Registered investment companies	6,184,832,345	5,576,511,926
Common collective trusts	4,952,633,911	3,600,894,907
Raytheon Company common stock	1,355,553,494	1,028,235,551
Total investments	14,452,476,929	12,208,258,404
Receivables
Receivables for securities sold	4,134,267	40,194,751
Notes receivable from participants	238,572,568	239,591,741
Accrued investment income and other receivables	23,231,610	28,685,589
Total receivables	265,938,445	308,472,081

Total assets	14,718,415,374	12,516,730,485
Liabilities
Due to Trustee	49,268,562	28,435,894
Payable for securities purchased	9,254,635	16,391,352
Accrued investment expenses and other payables	7,415,976	4,471,457
Total liabilities	65,939,173	49,298,703

Net Assets available for benefits at fair value	14,652,476,201	12,467,431,782

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts	(51,326,695)	(95,727,243)
Net assets available for benefits	$14,601,149,506	$12,371,704,539

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2013

2013
Additions to net assets attributable to:

Net appreciation of investments (Notes 2, 3 and 4)	$2,269,396,428
Interest and dividends	232,075,476
Interest income on notes receivable from participants (Note 2)	8,158,485
Other revenue (Note 7)	1,234,099

Contributions and deferrals
Employee deferrals	618,517,000
Employer contributions	284,255,343
902,772,343
Total additions	3,413,636,831

Deductions from net assets attributable to:

Distributions to participants	1,380,469,499
Administrative expenses	9,968,036
Total deductions	1,390,437,535

Increase in net assets prior to plan mergers	2,023,199,296
Transfers in from affiliate benefit plans (Note 1)	206,245,671
Increase in net assets available for benefits	2,229,444,967
Net assets, beginning of year	12,371,704,539
Net assets, end of year	$14,601,149,506

The accompanying notes are an integral part of these financial statements.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

1. Description of Plan
The following description of the Raytheon Savings and Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering the majority of employees of Raytheon Company (the “Company” or the “Plan Sponsor”). Most employees are immediately eligible to enroll in the Plan on the first day of service. The purpose of the Plan is to provide participants with a tax-effective means of meeting both short-term and long-term investment objectives. The portion of the Plan that is invested in Raytheon Company common stock is an employee stock ownership plan (“ESOP”) that is intended to constitute a stock bonus plan as defined in the Internal Revenue Code of 1986 (the “Code”) and that includes a cash or deferred arrangement. The remaining portion of the Plan is a profit-sharing plan that includes a cash or deferred arrangement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan's investments are held in the Raytheon Savings and Investment Plan Trust (the “Trust”).

Raytheon Applied Signal Technology, Inc. is a wholly-owned subsidiary of the Plan Sponsor. The net assets of the Applied Signal Technology Base 401(k) Plan, amounting to $134,228,812, were merged into the Plan on January 16, 2013. Raytheon Applied Signal Technology, Inc.’s employees became eligible to participate in the Plan on that date.

Raytheon Telemus, Inc. is a wholly-owned subsidiary of the Plan Sponsor. The net assets of the Raytheon Telemus, Inc. 401(k) and Profit Sharing Plan, amounting to $11,237,498, were merged into the Plan on April 3, 2013. Raytheon Telemus, Inc.’s employees became eligible to participate in the Plan on that date.

Raytheon Technology Associates, Inc. was a wholly-owned subsidiary of the Plan Sponsor. The net assets of the Technology Associates 401(k) Profit Sharing Plan and Trust, amounting to $21,484,958, were merged into the Plan on June 11, 2013. Raytheon Technology Associates, Inc.’s employees became eligible to participate in the Plan on that date.

Raytheon Henggeler Consulting, Inc. is a wholly-owned subsidiary of the Plan Sponsor. The net assets of the Henggeler Computer Consultants, Inc. 401(k) Plan, amounting to $33,606,758, were merged into the Plan on July 1, 2013. Raytheon Henggeler Consulting, Inc.’s employees became eligible to participate in the Plan on that date.

Raytheon Teligy, Inc. is a wholly-owned subsidiary of the Plan Sponsor. The net assets of the Teligy Inc. 401(k) Profit Sharing Plan, amounting to $1,601,951, were merged into the Plan on September 10, 2013. Raytheon Teligy, Inc.'s employees became eligible to participate in the Plan on that date.

Raytheon Visual Analytics Incorporated was a wholly-owned subsidiary of the Plan Sponsor. The net assets of the Visual Analytics, Inc. Retirement Plan, amounting to $4,085,694, were merged into the Plan on October 16, 2013. Raytheon Visual Analytics Incorporated's employees became eligible to participate in the Plan on that date.
Contributions and Deferrals
Eligible employees may contribute to the Plan up to 50% of their compensation, as defined in the Plan document. The Code limits eligible compensation the Plan may take into account to $255,000 for the 2013 plan year. Employee contributions, including rollovers, are invested based on participant investment elections. For 2013, the annual employee pretax elective deferral contributions for a participant cannot exceed $17,500, except for catch-up contributions. Participants also may make after tax contributions, but total employee (pretax and after tax) contributions and employer contributions may not exceed $51,000 for the 2013 plan year, except for catch-up contributions. A participant who is eligible to make elective pretax contributions and is at least age 50 by the end of 2013 may make pretax catch-up contributions up to $5,500. Effective September 1, 2011, participants may also make after tax Roth 401(k) contributions, which are aggregated with pretax contributions for purposes of the limits on contributions.

For most employees hired after December 31, 2009, for the first five consecutive years of service, the Company matches 100% of the first 3% of eligible compensation that a participant contributes to the Plan each pay period. After the first five

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

consecutive years of service, the Company matches 100% of the first 4% of eligible compensation. For most employees hired before January 1, 2010, the Company matches 100% of the first 4% of eligible compensation that a participant contributes to the Plan each pay period. Matching Company contributions are made in cash and are invested based on the investment allocation elected by each participant.

Effective January 1, 2007, eligible employees hired or rehired on or after January 1, 2007 participate in the Retirement Income Savings Program (“RISP”) (subject to the terms of any applicable collective bargaining agreements), in addition to having the right to participate in the other features of the Plan. Most employees hired after December 31, 2009 have a one-year waiting period for participation in RISP. Under RISP, the Company contributes a percentage of each RISP-eligible participant's compensation to the participant's RISP account in the Plan. The percentage contribution varies according to a schedule based on the participant's age at the most recent date of hire, years of service since the most recent date of hire and whether the participant was hired after December 31, 2009.

Participants may invest contributions in increments of 1% in any combination of investment options available, subject to percentage limitations applicable to some funds. The investment options range from investments with an emphasis on preservation of capital to equity investments with an emphasis on capital gains. The underlying investments include investment contracts, registered investment companies, common collective trusts, Raytheon Company common stock, fixed income securities and other investments including a self-directed brokerage account.
Participant Accounts
Each participant account is credited with the participant's contributions, the Company's contributions and an allocation of Plan earnings (losses). Plan earnings (losses) are allocated based on account balances by investment option. Expenses payable by the Plan are charged to participant accounts or paid from the forfeiture account.

Participants are not permitted to make a direct exchange from the Raytheon Fixed Income Fund (the “Fixed Income Fund”), a stable value fund specifically managed for the Plan, into a "competing" fund (such as a money market fund). Investors who wish to move money from the Fixed Income Fund to a "competing" fund must first make an exchange from the Fixed Income Fund to a non-competing fund for 90 days. After 90 days, participants may exchange from a non-competing fund into a competing fund.
Vesting
With the exception of RISP participants and certain union groups, all employee and most employer contributions including ESOP contributions and earnings (losses) thereon are immediately 100% vested for each participant who performs an hour of service on or after January 1, 1999. Most RISP participants become 100% vested in the employer RISP contributions after three years of service. Forfeitures of the non-vested portions of terminated participants' accounts are available to reduce Company contributions and pay administrative expenses. At December 31, 2013 and 2012, unallocated Plan forfeitures were $118,856 and $250,759, respectively. During 2013, the total amount of forfeitures were $2,393,117.

Notes Receivable from Participants
A participant may borrow a portion of the balance in the participant's account, other than the RISP account, subject to certain restrictions. The maximum amount of a loan is the lesser of one-half of the participant's vested account balance or $50,000, minus the participant's highest outstanding loan balance over the previous 12 months. The minimum loan is $500. Loans are secured by the balance in the participant's account and bear interest equal to the prime rate published in The Wall Street Journal on the last business day of the calendar quarter preceding the calendar quarter in which the loan is made. Loans must be repaid over a period of up to five years, except that if the loan is used to acquire the participant's principal residence, the repayment period may extend up to 15 years. Loan payments and interest payments are credited to the participant's account in the investment options according to the participant's current investment election. As of December 31, 2013 and 2012, the interest rates on the outstanding loans ranged from 3.25% to 10.00%.

Payment of Benefits
A participant may make certain in-service withdrawals including all or a portion of participant after tax contributions and related earnings at any time and all or a portion of participant contributions, employer contributions and related earnings upon attainment of age 59 1/2. For reasons of financial hardship, a participant may withdraw all or a portion of participant pretax

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

contributions and related earnings subject to a reduction in the maximum participant pretax contribution rate for the next six months. Participants who have participated in the Plan for five years or more may take withdrawals of their company matching contributions. On termination of employment, a participant will receive a lump-sum distribution unless the vested account is valued in excess of $1,000, and the participant elects to defer distribution. Otherwise, a terminated participant may defer the distribution until April 1 of the year following the year in which the participant reaches age 70 1/2.

Participants who have investments in the Raytheon Stock Fund which is primarily comprised of Raytheon Company common stock may elect to reinvest dividends within the Plan or, if vested, receive dividends in cash. Any dividends received in cash by participants will be subject to taxes in the year of receipt. Of the $35,091,205 in dividends earned by the Plan, $1,059,110 was received in cash by participants who elected the cash payment option.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive wrap contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in benefit-responsive wrap contracts through the Fixed Income Fund. As required, the statements of net assets available for benefits presents the fair value of the fully benefit-responsive wrap contracts in the Fixed Income Fund and the adjustment from fair value to contract value relating to the wrap contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the financial statements.

Investment Valuation and Income Recognition
Plan investments are stated at fair value including the Plan's benefit-responsive wrap contracts. See Note 4 for discussion of fair value measurements.

Security transactions are recorded on the trade date. Payables and receivables for outstanding purchases and sales represent trades which have occurred but have not yet settled and are recorded on the statements of net assets available for benefits.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, excluding fully benefit-responsive investment contracts, which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses have been recorded as of December 31, 2013 or 2012. Delinquent participant loans are classified as distributions based upon the terms of the plan document.

Payment of Benefits
Benefits are recorded when paid.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

Administrative Expenses
Expenses of administering the Plan such as loan processing, legal fees and other administrative fees are charged directly or indirectly to participant accounts. Those expenses of administering the Plan that are not charged to participant accounts are paid by the forfeiture account or by the Company. Expenses paid by the Company are excluded from these financial statements.

Subsequent Events
The Plan has evaluated subsequent events through the time of filing this Form 11-K with the Securities and Exchange Commission.

Raytheon Applied Signal Technology, Inc. is a wholly-owned subsidiary of the Plan Sponsor. The net assets of the Applied Signal Technology Services 401(k) Plan, amounting to approximately $28,000,000, were merged into the Plan on March 25, 2014. Raytheon Applied Signal Technology, Inc.’s employees became eligible to participate in the Plan on that date.

Accounting Standards
In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2011-11 "Disclosures about Offsetting Assets and Liabilities." ASU 2011-11 requires disclosures to make financial statements that are prepared under U.S. GAAP more comparable to those prepared under IFRS. The new disclosure requirements mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of assets and liabilities as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, ASU 2011-11 requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. New disclosures are required for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. Management has evaluated the impact of ASU 2011-11 on the Plan's financial statements and disclosures and has determined that further disclosure is not required.

3. Investments
The following presents investments that represent 5% or more of the Plan's net assets:

	2013	2012
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	$2,198,159,980	$1,571,114,408
Vanguard Institutional Total Stock Market Index Fund Institutional Plus Shares (a)	1,897,894,064	—
Janus Balanced N Fund	1,429,408,350	1,243,948,230
Raytheon Common Stock	1,355,553,494	1,028,235,551
Northern Trust ACWI ex-US Fund - DC Non-Lending	1,063,520,059	803,966,425
Fidelity Institutional Money Market Fund - Money Market Portfolio	989,015,929	1,074,219,160
Nothern Trust Collective Russell 2000 Index Fund- DC Non-Lending (a)	837,236,534	560,821,905
Pimco Total Return Institutional Fund (b)	551,466,949	708,894,078
Hartford Capital Appreciation HLS IA (b)	—	1,490,988,672

(a) Investment did not represent more than 5% of the Plan's net assets in 2012.
(b) Investment did not represent more than 5% of the Plan's net assets in 2013.

During the year ended December 31, 2013 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Registered investment companies	$783,076,652
Common collective trusts	959,137,519
Raytheon Company common stock	527,182,257
$2,269,396,428

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

4. Fair Value Measurements
The accounting standard for fair value measurements provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standard established a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required as well as the assets and liabilities that we value using those levels of inputs.

Level 1:	Quoted prices in active markets for identical assets or liabilities.
Level 2:
Observable inputs, other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or that we corroborate with observable market data for substantially the full term of the related assets or liabilities.

Level 3:	Unobservable inputs supported by little or no market activity that are significant to the fair value of the assets or liabilities.

Following is a description of valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.

A Synthetic Guaranteed Investment Contract (“Synthetic GIC”) is an investment contract comprised of third party issued benefit-responsive wrap contracts ("Wrap Contracts") and represents individual assets, usually a portfolio of high quality fixed income securities placed in a trust, with ownership by the Plan and insurance issued by the wrap contract providers to guarantee participant transactions are executed at contract value subject to certain provisions ("Wrapper"). The individual assets of the Synthetic GIC are valued at fair value. The fair value of the Wrapper is determined using a discounted cash flow model which considers recent rebids as determined by recognized dealers, discount rate and the duration of the underlying portfolio.

Investments in registered investment companies and common collective trusts are valued at the closing net asset value reported on the last business day of the year. Investments in securities (common stocks) traded on a national securities exchange are valued at the exchange traded close. Investments in fixed income securities (U.S. government, domestic and foreign bonds) and convertible securities are valued by a pricing service which determines valuations for normal institutional-size trading units of such securities using methods based upon market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Future contracts are valued at the last settlement price at the end of each day on the exchange upon which they are traded.

The Plan invests in common collective trusts ("CCT") which are valued at the net asset value ("NAV") of the CCT. The NAV, as provided by Fidelity Management Trust Company ("FMTC"), the Trustee, is used as an estimate of fair value. The NAV is based on the fair value of the underlying investments held by the CCT less its liabilities. The NAV is not used when it is determined to be probable that the Plan will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the CCT, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

The following tables set forth the investment assets of the Plan that were measured at fair value on a recurring basis by level within the fair value hierarchy. We classify assets measured at fair value in their entirety based on the lowest level of input that is significant to their fair value measurement.

	Fair Value of Investment Assets as of 12/31/2013
	Level 1	Level 2	Level 3	Total
Investment contracts
Fixed income
US government and agencies	$729,115,482	$95,346,729	$—	$824,462,211
Corporate debt	—	547,963,241	—	547,963,241
Mortgage backed securities	—	370,769,849	—	370,769,849
Asset backed securities	—	137,241,404	—	137,241,404
Common collective trust	—	69,570,782	—	69,570,782
Other fixed income investments	—	9,147,279	—	9,147,279
Futures contracts	128,810	—	—	128,810
Wrapper	—	—	173,603	173,603
Total investment contracts	729,244,292	1,230,039,284	173,603	1,959,457,179

Registered investment companies
Target date mutual funds	7,632,081	—	—	7,632,081
Fixed income based mutual funds	708,939,689	—	—	708,939,689
Equity based mutual funds	4,380,445,288	—	—	4,380,445,288
Money market funds	1,087,815,287	—	—	1,087,815,287
Total registered investment companies	6,184,832,345	—	—	6,184,832,345

Common collective trusts
Fixed income based funds	—	555,089,875	—	555,089,875
Equity based funds	—	4,397,544,036	—	4,397,544,036
Total common collective trusts	—	4,952,633,911	—	4,952,633,911

Raytheon Company common stock	1,355,553,494	—	—	1,355,553,494
Total Investments	$8,269,630,131	$6,182,673,195	$173,603	$14,452,476,929

As of December 31, 2013, there were no transfers between levels.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

	Fair Value of Investment Assets as of 12/31/2012
	Level 1	Level 2	Level 3	Total
Investment contracts
Fixed income
US government and agencies	$709,431,956	$132,916,172	$—	$842,348,128
Corporate debt	—	578,160,803	—	578,160,803
Mortgage backed securities	—	434,444,095	—	434,444,095
Asset backed securities	—	107,116,914	—	107,116,914
Common collective trust	—	19,417,182	—	19,417,182
Other fixed income investments	—	19,149,783	—	19,149,783
Futures contracts	49,766	—	—	49,766
Wrapper	—	—	1,929,349	1,929,349
Total investment contracts	709,481,722	1,291,204,949	1,929,349	2,002,616,020

Registered investment companies
Target date mutual funds	7,882,815	—	—	7,882,815
Fixed income based mutual funds	914,564,403	—	—	914,564,403
Equity based mutual funds	3,460,961,609	—	—	3,460,961,609
Money market funds	1,193,103,099	—	—	1,193,103,099
Total registered investment companies	5,576,511,926	—	—	5,576,511,926

Common collective trusts
Fixed income based funds	—	493,715,515	—	493,715,515
Equity based funds	—	3,107,179,392	—	3,107,179,392
Total common collective trusts	—	3,600,894,907	—	3,600,894,907

Raytheon Company common stock	1,028,235,551	—	—	1,028,235,551
Total Investments	$7,314,229,199	$4,892,099,856	$1,929,349	$12,208,258,404

As of December 31, 2012, there were no transfers between levels.

Level 3 Gains and Losses

The tables below summarize changes in the fair value of the Plan's Level 3 investment assets. The depreciation of the fair value of the wrap contracts is not included on the Statement of Changes in Net Assets Available for Benefits, nor does it affect participant balances or transactions, as the investment contracts are transacted at and carried at contract value on the Statement of Net Assets Available for Benefits.

	Level 3 Investment Assets - 12/31/2013
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases	Sales	Transfers in (out) of level 3	Balance, end of year
Investment contracts
Wrapper	$1,929,349	$—	$(1,755,746)	$—	$—	$—	$173,603
Total	$1,929,349	$—	$(1,755,746)	$—	$—	$—	$173,603

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

Unrealized depreciation of $1,755,746 relates to investment assets held by the Plan at December 31, 2013.

	Level 3 Investment Assets - 12/31/2012
	Balance, beginning of year	Realized gains (losses)	Unrealized appreciation (depreciation)	Purchases	Sales	Transfers in (out) of level 3	Balance, end of year
Investment contracts
Wrapper	$3,375,340	$—	$(1,445,991)	$—	$—	$—	$1,929,349
Total	$3,375,340	$—	$(1,445,991)	$—	$—	$—	$1,929,349

Unrealized depreciation of $1,445,991 relates to investment assets held by the Plan at December 31, 2012.

5. Investment Contracts
For the plan year ended December 31, 2013 and 2012, the Plan included the Fixed Income Fund, which holds four Wrap Contracts issued by American General Life Insurance Company (formerly AIG Financial Products, Inc.), JP Morgan Chase Bank, Prudential Insurance Company of America and State Street Bank and Trust Company (collectively the “Wrap Contract Providers”).

A Synthetic GIC is designed to decrease volatility by providing the Fixed Income Fund with the ability to execute certain participant transactions at contract value through the use of Wrap Contracts. Under the Wrap Contracts, there is no immediate recognition of gains and losses on the Fixed Income Fund's investments. Instead gains and losses are recognized over time by periodically adjusting the interest rates credited to the Fixed Income Fund. This allows the Fixed Income Fund to credit a fixed interest rate for stated periods of time on investments that are subject to the Wrap Contracts. Individual assets wrapped by the Wrap Contracts are valued based on the policy discussed in Notes 2 and 4.

Income from the Synthetic GIC is reported net of administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value with certain restrictions related to the transfer of funds into a competing investment option. The Plan considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the contracts to perform in accordance with the terms of the contracts and the likelihood of default by an issuer of an investment security in evaluating the components of the Synthetic GIC.

The Synthetic GIC accrues interest using a formula embedded in the Wrap Contracts called the “crediting rate.” The Synthetic GIC uses the crediting rate formula to convert market value changes in the wrapped assets into income distributions in order to minimize the difference between the market and contract value of the wrapped assets over time. Using the crediting rate formula, an estimated future market value is calculated by compounding the Fixed Income Fund's current market value at the Fixed Income Fund's current yield to maturity for a period equal to the Fixed Income Fund's duration. The crediting rate is the discount rate that equates estimated future market value with the Fixed Income Fund's current contract value. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but is also affected by the differential between the contract value and the market value of the wrapped investments. The difference is amortized over the duration of the investments. The magnitude of the impact of the contract value and the market value differential to the crediting rate is affected by the length of time between the reset period and the duration of the investments. Crediting rates are reset monthly. The Wrap Contracts provide a guarantee that the crediting rate will not fall below 0%. Events disqualifying an underlying investment from being wrapped include but are not limited to bankruptcy of the security issuer or the default or restricted liquidity of the security issuer.

The crediting rate, and hence the Fixed Income Fund's return, may be affected by many factors, including purchases and redemptions by participants. The precise impact on the Fixed Income Fund depends on whether the market value of the wrapped assets is higher or lower than the contract value of those assets. If the Fixed Income Fund experiences significant redemptions when the market value is below the contract value, the Fixed Income Fund's yield may be reduced significantly, to a level that is not competitive with other investment options. This may result in additional redemptions, which would tend to lower the crediting rate further. If redemptions continued, the Fixed Income Fund's yield could be reduced to zero. If

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

redemptions continued thereafter, the Fixed Income Fund might have insufficient assets to meet redemption requests, at which point the Fixed Income Fund would require payments from the Wrap Contract Providers to pay further participant redemptions.

The Fixed Income Fund and the Wrap Contracts purchased by the Fixed Income Fund are designed to pay all participant-initiated transactions at contract value. Participant-initiated transactions are those transactions allowed by the Plan (typically this would include withdrawals for benefits, loans, or transfers to non-competing investment options within the Plan). However, the Wrap Contracts limit the ability of the Fixed Income Fund to transact at contract value upon the occurrence of certain events. At this time, management believes the occurrence of any of these events is not probable. These events include:

1.    The Plan's failure to qualify under Section 401(a) or Section 401(k) of the Code.
2.    The establishment of a defined contribution plan that competes with the Plan for employee contributions.
3.    Any substantive modification of the Plan or the administration of the Plan that is not consented to by the
Wrap Contract Provider.
4.    Complete or partial termination of the Plan.

5.    Any known change in law, regulation or administrative ruling applicable to the Plan that could have a material adverse effect on the Fixed Income Fund's cash flow.
6.    Any communication given to participants by the Plan Sponsor or any other plan fiduciary that is designed to induce or influence participants not to invest in the Fixed Income Fund or to transfer assets out of the Fixed
Income Fund.
7.    Exclusion of a material group of previously eligible employees from eligibility in the Plan.
8.    Any material early retirement program, group termination, group layoff, facility closing, or similar program.
9.    Any transfer of assets from the Fixed Income Fund directly to a competing option.
10.    Bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the
Plan.
A Wrap Contract Provider may terminate a Wrap Contract at any time. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the Trustee may elect to keep the Wrap Contract in place until such time as the market value of the Fixed Income Fund's wrapped assets is equal to their contract value. A Wrap Contract Provider may also terminate a Wrap Contract if FMTC's investment management authority over the Fixed Income Fund is limited or terminated as well as if all of the terms of the Wrap Contract fail to be met. In the event that the market value of the Fixed Income Fund's wrapped assets is below their contract value at the time of such termination, the terminating Wrap Contract Provider would not be required to make a payment to the Fixed Income Fund.
Wrap Contracts generally impose conditions on both the Plan and the Wrap Contract Provider. If an event of default occurs and is not cured, the non-defaulting party may terminate the Wrap Contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The Wrap Contract Provider may be in default if it breaches a material obligation under the Wrap Contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the Wrap Contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. The Wrap Contract Providers' ability to meet their contractual obligations under the respective Wrap Contracts may be affected by future economic and regulatory developments in the insurance and banking industries. If, in the event of default of a Wrap Contract Provider, the Plan was unable to obtain a replacement Wrap Contract, withdrawing participants may experience losses if the value of the Fixed Income Fund's assets no longer covered by the Wrap Contract is below contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance that the Plan will be able to do so. The combination of the default of a Wrap Contract Provider and an inability to obtain a replacement Wrap Contract could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of a Wrap Contract generally provide for settlement of payments only upon termination of the Wrap Contract or total liquidation of the wrapped investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each Wrap Contract Provider. Wrap Contract termination occurs whenever the contract value or market value of the wrapped investments reaches zero or upon certain events of default. If the Wrap Contract terminates due to the default of the Wrap Contract Provider (other than a default occurring because of a decline in its rating), the Wrap Contract Provider will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a Wrap Contract terminates due

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

to a decline in the ratings of the Wrap Contract Provider, the Wrap Contract Provider may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the Wrap Contract. If the Wrap Contract terminates when the market value equals zero, the Wrap Contract Provider will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy participant initiated withdrawal requests. Wrap Contract termination also may occur by either party upon election and notice.
The Wrap Contract Provider may elect to terminate the Wrap Contract for no reason by giving certain notice to the Trustee. If, at any time, prior to dates agreed to in each Wrap Contract for the receipt of such notice, the Trustee objects to such election, the Trustee shall be deemed to have made an immunization election and the immunization provisions of the Wrap Contract apply. The immunization provision results in the wrapped portion of the Fixed Income Fund being managed according to more conservative immunization investment guidelines provided for in the Wrap Contract and the contract can terminate in segments over a period of time. In the event a Wrap Contract Provider sought to terminate its Wrap Contract or immunize its portion of the Fixed Income Fund, the Fund can seek to replace that Wrap Contract Provider with another financial institution.
Plans investing in Wrap Contracts and fixed income securities are subject to a number of risks, including credit risk of underlying investments, risk associated with prepayment of collateralized mortgage obligations, risk that third parties will not perform under the Wrap Contracts, risk associated with interest rate fluctuations, and risk of losses caused by liquidation of contracts or investments to meet withdrawal demands.

The fair value of the Fixed Income Fund's Synthetic GIC exceeded the contract value by $51,326,695 and $95,727,243, at December 31, 2013 and December 31, 2012 respectively. The crediting rates are adjusted monthly to reflect the experience and anticipated yields to be earned on such investments, based on their book value. The average yield and crediting interest rates were as follows:

	December 31, 2013	December 31, 2012
Average annual yield	2.33%	2.60%
Crediting interest rate	2.30%	2.50%
6. Future Contracts
A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specified grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated future exchange.

As described in Note 5, the Synthetic GICs represent individual assets placed in a trust, with ownership by the Plan. As of December 31, 2013 and 2012, the Synthetic GICs contained future contracts. The Plan uses fixed income future contracts to manage exposure to the market. Buying future contracts tends to increase the Plan's exposure to the underlying instrument. Selling futures tends to decrease the Plan's exposure to the underlying instrument held, or hedge the fair value of other fund investments.

Upon entering into a future contract, the Plan is required to deposit either in cash or securities an amount equal to a certain percentage of the nominal value of the contract (“initial margin”) with the broker. The Plan does not employ leverage in its use of futures, thus cash balances are maintained at a level at least equal to the contract value of the futures. Pursuant to the future contract, the Plan agrees to receive from, or pay to, the broker an amount of cash equal to the daily fluctuation in the value of the future contract. Such receipts or payments are known as “variation margin” which are settled daily and are included in net appreciation (depreciation) of investments. In addition, the Plan pledges collateral, generally U.S. government bonds, for open fixed income future positions.

Future contracts involve, to varying degrees, credit and market risks. The Fund enters into future contracts on exchanges where the exchange acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange. The daily settlement on the future contracts serves to greatly reduce credit risk. Losses in value may arise from changes in the value of the underlying instrument or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a future contract and the underlying index or security.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

A summary of open fixed income futures is presented below as of December 31, 2013 and 2012.

	Long Contracts		Short Contracts
	2013		2013
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value

US 5 Year Treasury Note	639	$76,240,688	—	$—
US 10 Year Treasury Note	—	—	130	15,996,094
US Ultra Bond (CBT)	—	—	93	12,671,250
US Long Bond (CBT)	—	—	198	25,405,875
Euro Dollar 90 Day	161	39,422,863	161	39,899,825
	800	$115,663,551	582	$93,973,044

	Long Contracts		Short Contracts
	2012		2012
	Number of Contracts	Aggregate Face Value	Number of Contracts	Aggregate Face Value

US 2 Year Treasury Note	51	$11,243,906	—	$—
US 5 Year Treasury Note	231	28,739,648	—	—
US 10 Year Treasury Note	28	3,717,875	—	—
US Ultra Bond (CBT)	—	—	7	1,138,156
US Long Bond (CBT)	—	—	48	7,080,000
	310	$43,701,429	55	$8,218,156

The average number of futures contracts held during the years ended December 31, 2013 and December 31, 2012 was 227 and 462 contracts, respectively based on a quarterly average.

7. Party-In-Interest Transactions
The Trustee of the Plan is FMTC. Certain Plan investments are shares of registered investment companies managed by affiliates of the Trustee. The Plan also pays fees to the Trustee. These transactions in addition to participant loans qualify as party-in-interest transactions. In addition, the Plan has a revenue sharing agreement with the Trustee whereby certain revenue received by the Trustee from sponsors of some Plan investment options is paid to the Trust. These revenue sharing payments to the Trust also qualify as party-in-interest transactions. For the year ended December 31, 2013, $1,234,099 in such revenue sharing was allocated to participant accounts.

In accordance with the provisions of the Plan, the Trustee acts as the Plan's agent for purchases and sales of shares of Raytheon Company common stock. Purchases amounted to $26,963,764 and sales amounted to $203,091,052 for the year ended December 31, 2013. Dividend income from shares of Raytheon Company common stock amounted to $34,032,095 for the year ended December 31, 2013.
8. Plan Termination
Although it has not expressed any intention to do so, the Company reserves the right under the Plan at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, all participants become fully vested in their accounts. In the event of Plan termination, after payment of all expenses and adjustment of accounts to reflect such expenses, fund losses or profits, and reallocations, each participant shall be entitled to receive all amounts then in his or her account.

Raytheon Savings and Investment Plan
Notes to Financial Statements
December 31, 2013 and 2012

9. Federal Income Tax Status
The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated June 25, 2012, that the design of the Plan meets the requirements for qualification under Code section 401(a), on which the tax exemption of the Trust under Code section 501(a) is based. The Plan has been amended since receiving the determination letter. The Plan administrator and the Company's benefits counsel believe that the current design and operation of the Plan are consistent with preservation of the qualification of the Plan and exemption of the Trust in the context of applicable IRS procedures.

The Plan follows the provisions of uncertain tax positions that provide criteria for the recognition, measurement, presentations and disclosure of uncertain tax positions. The Plan may from time to time hold investments that give rise to certain tax liabilities. Based upon management's assessment, the Plan has not recognized any tax liabilities at December 31, 2013 and 2012, respectively. The Plan is subject to examinations by taxing jurisdictions. On March 21, 2014, the IRS informed the Company that it completed its examinations of the Plan for 2009, 2010 and 2011 and accepted the Plan's Form 5500s as filed. The Plan administrator believes the Plan is no longer subject to federal tax examination for years prior to 2012.
10. Risks and Uncertainties
The Plan provides for various investment options. These investment options are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment options of the Plan, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants' account balances and the Plan's financial statements.

Counterparty credit risk is the risk that a counterparty to a financial instrument will fail on a commitment that it has entered into with the Plan. The Plan minimizes concentrations of counterparty credit risk by undertaking transactions with multiple counterparties. The Plan's investment fiduciary has a credit policy in place and the exposure to counterparty credit risk, as well as the creditworthiness of these counterparties, is monitored on an ongoing basis.

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Investment Contracts
Abnanv	3% 01/14 SNR	$1,680,000	$1,683,205
ABN Amro Bk	2.5% 10/18 144A	3,010,000	3,003,498
ANZ Natl Intl	3.125% 8/15 144A	1,775,000	1,839,665
ANZ Natl Intl	1.12% 3/16 144A	3,780,000	3,772,508
AT&T Inc	5.8% 2/15/19	189,000	216,549
AT&T Inc	3.875% 8/15/21	635,000	642,454
AT&T Inc	1.6% 2/15/17	1,110,000	1,108,056
AT&T Inc	1.4% 12/01/17	2,805,000	2,764,086
AT&T Inc	3ML+91 11/27/18	1,810,000	1,823,789
Abbvie Inc	1.75% 11/06/17 WI	733,000	731,431
Abbvie Inc	2% 11/6/18 WI	2,680,000	2,649,678
ACE INA Holding	5.875% 6/15/14	374,000	383,154
Aetna Inc	6.5% 9/15/18	1,850,000	2,178,144
Aetna Inc	4.125% 6/01/21	250,000	262,009
Aetna Inc	1.5% 11/15/17	53,000	52,198
Agrium Inc	3.15% 10/01/22	250,000	228,767
Allied Wrld As	7.5% 8/01/16	1,350,000	1,549,697
Allya	2012-5 A2 0.45% 7/15	145,924	145,958
Allya	2012-3 A2 0.7% 2/15/14	6,058	6,058
Allya	2011-5 A3 .99% 11/15	443,364	444,250
Allya	2012-2 A3 0.74% 4/16	129,226	129,449
Allya	2012-4 A3 0.59% 1/17	401,000	401,291
Allyl	2012-SN1 A3 .57% 8/20/15	590,000	590,236
Allya	2013-1 A3 .63% 5/15/17	989,000	988,981
Allyl	2013-SN1 A3 .72% 05/16	690,000	691,195
Allya	2013-2 A3 0.79% 01/18	4,400,000	4,398,946
Altria Group Inc	9.7% 11/10/18	883,000	1,160,064
Altria Group Inc	9.25% 8/6/19	663,000	872,913
Altria Group	4.125% 9/11/15	650,000	685,909
American Exp	.875% 11/13/15	430,000	430,961
American Exp Co	2.65% 12/2/22	2,012,000	1,863,488
American Express	1.55% 5/22/18	230,000	224,462
Amxca	2012-2 A .68% 3/18	2,120,000	2,123,822
Amxca	2013-3 A .98% 05/19	6,342,000	6,328,267
Amxca	2012-5 A 0.59% 5/18	2,150,000	2,148,990
American Ex Cc	2.75% 9/15/15	962,000	995,532
American Ex Mtn	2.8% 9/19/16	456,000	476,432
American Ex Mtn	1.3% 07/29/16	463,000	466,551
American Honda Fin	2/10/125	450,000	447,914

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Amer Honda Mtn	1.85% 9/14 144A	1,000,000	1,009,827
American Honda	1.5% 9/17 144A	430,000	423,478
AIG Intl Mtn	8.25% 8/15/18	830,000	1,037,754
American Intl Grp	3.8% 3/22/17	323,000	344,810
American Intl Grp	3% 3/20/15	500,000	513,542
AIG Intl Grp	4.875% 6/01/22	600,000	643,977
Amer Intl Grp Glb	5.6% 10/18/16	300,000	334,221
American Intl	5.85% 1/16/18	500,000	573,284
Amgen Inc	4.1% 6/15/21	2,255,000	2,346,869
Anadarko Pete	6.95% 6/15/19	995,000	1,184,280
Anadarko Petro	6.375% 9/15/17	500,000	573,813
Anglo Ameri	9.375% 4/8/14 144A	545,000	557,080
Anheuser-Busch Mtn	4.375% 2/21	2,525,000	2,696,450
Anheuser Busch	1.375% 7/15/17	450,000	448,877
Anheuser Busch	2.5% 7/15/22	870,000	803,473
Aon Corp	3.125% 5/27/16	1,800,000	1,877,049
Apache Corp	1.75% 4/15/17	123,000	123,204
Apple Inc Frn	3ML+25 5/3/2018	1,800,000	1,796,954
Apple Inc	1% 5/3/18	6,023,000	5,821,091
Atmos Energy	6.35 6/15/17	126,000	142,438
Australia & Nz	1.875% 10/06/17	430,000	429,554
Australia & Nz Bk	.9% 2/12/16	2,153,000	2,150,475
Australia & Nz	1.45% 5/15/18	460,000	444,963
Avalonbay Comm	3.625% 10/1/20	209,000	211,039
Axis Specialty	5.875% 6/1/20	2,150,000	2,357,101
BACCT	2007-A3 A3 1ML+2 11/16	1,300,000	1,299,698
BACCT	2006-A7 A7 1ML+4 12/16	1,885,000	1,879,319
BACCT	2007-A6 A6 1ML+6 9/16	3,745,000	3,744,674
BB&T Corporation	6.85% 4/19	9,000	10,817
BHP Billiton Fn Ltd	3.85 9/23	1,390,000	1,393,720
BP Cap Markets	3.125% 10/1/15	1,500,000	1,567,124
BP Cap Markt Plc Mtn	4.5% 10/20	750,000	809,341
BP Capital Markets	2.248% 11/16	440,000	455,305
BP Cap Mkts	3.561% 11/01/2021	665,000	669,263
BP Capital Mkts	1.375% 11/6/17	450,000	442,967
BPCM	1.375% 5/10/18	450,000	436,536
BMWOT	2011-A A3 .76% 8/15	1,225,144	1,226,398
BPCE SA	2.5% 12/10/18	2,415,000	2,400,790
BPCE US	3ML+125 4/25/16	2,955,000	2,993,453
Heathrow Fdg Ltd	2.5 6/15 144A	1,260,000	1,276,428

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
BACM	2006-1 A1A CSTR 9/45	3,223,323	3,471,235
BACM	2005-2 A5 CSTR 7/43	2,240,000	2,330,279
BACM	2006-2 A4 CSTR 5/45	3,000,000	3,271,926
BACM	2006-4 A1A CSTR 7/46	1,044,193	1,148,205
Euro$	90 DAY FUT SEP15 EDU5	(161)	8,050
Bk Of Amer Glb	5.625 10/16 MTN	140,000	156,003
Bank Of America	6% 9/01/17	2,225,000	2,539,508
Bank Amer	5.65% 5/01/18	4,525,000	5,148,355
Bank Amer Mtn	6.5% 8/1/16	1,620,000	1,829,004
Bank Amer	4.5% 4/1/15	2,210,000	2,312,049
Bank Amer Fdg	3.7% 9/1/15	1,345,000	1,405,943
Bank Of America	3.75% 7/12/16	265,000	281,708
Bank Of America Cor	5.7% 1/22	640,000	723,414
Bank Amer Fdg C	3.875% 3/22/17	1,740,000	1,856,481
Bank of America Crp Mtn	2 1/18	450,000	449,002
Bank Amer Fdg C	3.3% 01/11/23	1,700,000	1,606,119
BAAT	2012-1 A3 0.78% 6/16	1,009,054	1,011,372
BAAT	2012-1 A4 1.03 12/16	470,000	473,591
Bank Montreal Mtn	2.5% 1/11/17	450,000	463,384
Bank Of NY	4.3% 5/15/14	510,000	517,383
Bank Of NY	5.45% 5/15/19	86,000	97,658
Bank Of NY Mtn	2.4% 1/17/17	467,000	477,786
Bank Nova Scotia	3.4% 1/22/15	34,000	35,076
Bank Nova Scotia	2.55% 1/12/17	27,000	27,993
Bk Nova Scotia	1.375% 12/18/17	1,070,000	1,049,570
Boit	2004-A3 A3 1ML+17 2/17	2,500,000	2,501,100
Bank T-M UFJ	1.65% 2/26/18 144	470,000	457,109
Bank T-M UFJ	2.7% 9/9/18 144A	450,000	454,788
Barclays Bank Mtn	5.2% 7/10/14	215,000	220,368
Barclays Glb Mtn	5% 9/22/16	5,500,000	6,054,769
Baxter Intl Glbl	4.625 3/15/15	18,000	18,868
Baxter Intl	4 3/1/14	21,000	21,115
BSCMS	05-T18 A4 4.933% 2/42	616,129	638,226
BSCMS	05-PWR8 A4 4.674% 6/41	452,632	470,721
BSCMS	2004-PWR4 A3 CSTR 6/41	145,612	146,445
BSCMS	2006-T22 A1A CSTR 4/38	764,448	829,084
BSCMS	06-PW12 A1A CSTR 9/38	577,137	630,850
BSCMS	06-PW11 AAB CSTR 3/39	140,247	140,286
BSCMS	2006-PW13 A4 5.54%0 9/41	2,750,000	2,998,300
BSCMS	2006-PW13 A1A 5.533 9/41	718,523	786,460

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
BSCMS	2006-PW14 A4 5.201 12/38	1,200,000	1,312,577
BSCMS	2007-PW15 AAB 5.315% 2/44	76,779	76,952
Bear Stearns Co	5.3% 10/30/15	675,000	728,070
Bear	7.25% 2/01/18	1,350,000	1,615,776
Becton Dickinso	1.75% 11/8/16	1,170,000	1,191,678
Bellsouth Corp	5.2% 9/15/14	150,000	154,891
Berkley Wr Corpmtn	7.375% 9/19	700,000	837,111
Berkley Wr Corp	5.375% 9/15/20	1,300,000	1,398,034
Blackrock Inc	3.5% 12/10/14	1,725,000	1,775,410
BMWLT	2013-1 A3 .54% 09/15	442,000	442,021
Euro$	90 DAY FUT SEP 16 EDU6	161	(10,063)
Branch Banking Frn	9/13/2016	2,178,000	2,162,037
Brit Colmb Prov	2.1% 5/18/16	1,170,000	1,208,066
BTEL	1.625% 06/28/16	265,000	267,335
Burlington North San	4.1% 6/21	2,000,000	2,051,872
CBS Corp	8.875% 5/15/19	900,000	1,150,086
CBS Corp	4.3% 2/15/21	770,000	782,900
CDP Finl Inc	3% 11/25/14 144A	1,740,000	1,782,073
CD	2005-CD1 A4 CSTR 7/44	5,893,000	6,247,670
CD	06-CD2 A4 CSTR 1/46	3,000,000	3,205,278
CD	06-CD2 A1B CSTR 1/46	1,192,781	1,277,232
CD	2007-CD5 A1A 5.8% 11/44	771,405	860,911
Cigna Mtn	5.125% 6/15/20	1,350,000	1,496,391
Cigna	4% 2/15/22	1,670,000	1,697,502
Cme Group Inc	5.75% 2/14	14,000	14,082
Comm	2012-LC4 A1 1.156% 12/44	483,026	484,392
Comm	2012-CR5 A1 0.673% 12/45	788,456	781,827
Comm	2012-CR1 A1 1.116% 5/45	126,535	126,732
Comm	2012-CR1 A2 2.35% 5/45	360,000	366,047
Comm	2012-CR2 A1 .824% 08/45	157,948	157,347
Comm	2013-CR9 A1 1.3440% 7/45	179,897	180,302
CVS Caremark	2.25% 12/5/18	355,000	354,706
Cameron Intl Crp	4.5% 6/01/21	1,490,000	1,547,375
Cameron Intl Crp	1.15% 12/15/16	500,000	498,308
Canada Govt	2.375% 9/10/14	2,500,000	2,537,033
Capital One Fin	6.75% 9/15/17	18,000	21,029
Capital One Fin Co	1% 11/06/15	430,000	429,813
Capital One	3.5% 6/23 WI	49,000	45,922
Comet	2013-A1 A1 .63% 11/18	2,315,000	2,310,002
Comet	2013-A3 A3 .96% 9/19	1,118,000	1,104,526

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Capital One Bk	3.375% 2/15/23	2,460,000	2,283,399
Carmx	2012-1 A3 0.89% 9/16	1,062,657	1,065,308
Carmx	2012-3 A3 0.52% 7/17	330,000	329,893
Carmx	2013-3 A3 .97% 11/15/16	3,656,000	3,674,784
Carmx	2013-4 A2 .7% 11/16	2,260,000	2,259,298
Carnival Corp	1.2% 2/5/16	910,000	907,434
Caterp Fin Serv	5.5 3/15/16	14,000	15,339
Celgene Corp	1.9% 8/15/17	720,000	716,305
CHAIT	2006-A2 A2 5.16 4/18	2,000,000	2,186,598
CHAIT	07-A2 A2 1193476+.05% 04	1,000,000	991,329
CHAIT	2012-A5 A5 .59% 8/17	1,170,000	1,170,110
CHAIT	2012-A8 A8 0.54% 10/17	4,500,000	4,493,120
CHAIT	2013-A8 A8 1.01% 10/18	450,000	449,272
Chevron Corp Ne	1.104% 12/5/17	854,000	834,838
Chevron Corp	0.889% 06/24/16	197,000	197,468
Chevron Corp	2.427% 06/20/20	250,000	242,982
Chevron Corp	3.191% 06/20/23	290,000	277,925
Cisco Systems	5.5% 2/22/16	14,000	15,401
Citigroup	5.125 5/5/14	48,000	48,701
Citigroup	5% 9/15/14	1,890,000	1,943,837
Citigroup Inc Glb	4.7 5/29/15	63,000	66,323
Citigroup Inc	6.125% 11/21/17	1,370,000	1,578,570
Citigroup Inc Mtn	8.5% 5/22/19	2,500,000	3,202,308
Citigroup	6.375% 8/12/14	9,000	9,303
Citigroup Inc	4.5% 1/14/22	755,000	798,975
Citigroup Inc	4.45% 1/10/17	2,175,000	2,356,486
Citigroup Inc	2.25% 8/07/15	500,000	510,389
Citigroup	1.25% 1/15/16	210,000	210,686
Citigroup Inc	3.375% 3/01/23	520,000	493,481
Citigroup	1.3% 4/1/16	350,000	350,793
Citigroup Inc	1.7% 7/25/16	500,000	504,677
Citigroup Inc	3.875% 10/25/23	1,110,000	1,089,387
Citigroup Inc	1.3% 11/15/16	700,000	697,505
CCCIT	04-A8 A8 4.9% 12/16	5,700,000	5,933,711
CCCIT	2008-A6 A6 1ML+120 5/17	1,500,000	1,522,041
CCCIT	2012-A1 A1 0.55% 10/17	1,190,000	1,188,503
CCCIT	13-A3 A3 1.11% 7/23/18	1,940,000	1,946,972
CCCIT	2013-A6 A6 1.32% 09/18	1,800,000	1,813,201
CGCMT	2006-C5 A4 5.431% 10/49	370,000	403,680
CGCMT	13-GC11 A1 0.672% 12/17	326,842	324,617

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
CGCMT	13-GC17 A2 2.962% 11/46	3,800,000	3,871,516
Cleveland Elec	7.88% 11/01/17	14,000	16,796
Coca-Cola Co	1.8% 9/01/16 WI	1,735,000	1,776,553
Coca-Cola Co	1.65% 11/1/18	450,000	443,852
Colgate-Palm Mtn	1.375% 11/15	270,000	273,877
Colgate-Palmolive	0.9% 5/1/18	596,000	569,002
COELT	05-B A2 @LIBUS3+10 12/21	19,216	19,206
Comcast Corp	5.3% 1/15/14	18,000	18,026
Comcast Corp	5.9% 3/15/16	1,063,000	1,173,900
Comcast Corp Glb	5.875% 2/15/18	1,879,000	2,154,277
Comerica Inc	3% 9/16/15	74,000	76,806
Comm	2004-LB2A A4 4.715 3/39	129,178	129,179
Comm	2006-C8 A4 0 12/46	2,290,000	2,494,957
Comm	2006-C7 A4 CSTR 6/46	2,755,000	2,995,781
Comm	2006-C7 A1A CSTR 6/46	1,045,042	1,138,438
Comm	2013-LC6 A1 .7240% 1/46	229,176	227,176
GCCFC	2007-GG9 A2 5.381% 3/39	153,289	156,744
Commonwealth NY	2.5% 09/20/18	1,985,000	2,003,510
Commonwealth Edi	3.4% 9/01/21	1,615,000	1,621,856
Rabobnk Nedrld Mtn	2.125% 10/15	1,924,000	1,973,595
Rabobank	3.375% 1/19/17	39,000	41,049
Coventry Health	5.95% 3/15/17	1,000,000	1,130,200
Coventry Hlth	5.45% 6/15/21	300,000	333,364
Credit Suisse Fb	4.875 1/15/15	126,000	131,642
Credit Suis Fb Usa	5.125 8/15	79,000	84,657
CSMC	2007-C2 A2 CSTR 1/49	107,638	107,422
CSFB	2005-C5 A4 5.1% 8/38	3,250,000	3,411,538
CSFB	05-C5 AM CSTR 8/38	1,200,000	1,274,246
CSMC	2006-C1 A4 CSTR 2/39	1,600,000	1,723,688
CSFB	05-C6 A4 5.23% 12/40	2,282,738	2,418,520
Cummins Inc	3.65% 10/01/23	535,000	526,934
DBUBS	2011-LC3A A1 2.238% 8/44	73,674	74,444
DCP Midstream	9.75% 3/15/19 144	1,475,000	1,834,354
Daimler Fin	1.875% 9/15/14144A	700,000	706,056
Daimler Fin Llc	2.3% 1/15 144A	1,270,000	1,287,644
Daimler Fina Na	1.65% 4/15 144	1,690,000	1,703,091
Daimler Fin Nor	1.3% 7/15 144A	430,000	432,523
Daimler Fin Llc	1.25 1/16 144A	1,945,000	1,946,270
Daimler Fn Na	1.875% 1/18 144A	950,000	935,374
Dayton PWR&LG	1.875% 9/16 144A	1,025,000	1,033,301

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
John Deere Cap	2.25% 6/07/16	2,850,000	2,941,682
John Deere Cap	3.9% 7/12/21	500,000	517,269
John Deere Cap Mtn	3.15% 10/21	850,000	836,903
Deutsche Tel Mtn	4.875% 7/8/14	350,000	357,435
Devon Energy Co	3.25% 5/15/22	1,000,000	952,136
Devon Energy Co	2.25% 12/15/18	459,000	453,947
Directv Holdgs LLC	3.125% 2/16	1,400,000	1,456,232
Directv Hldgs	3.5% 3/01/16	1,700,000	1,784,371
Directv Hldgs	3.8% 3/15/22	590,000	565,968
Discover Bk	2% 02/21/18	3,675,000	3,607,810
DCENT	2012-A1 A1 0.81% 8/17	1,744,000	1,750,104
DCENT	2012-A3 A 0.86% 11/15/17	1,720,000	1,726,907
DCENT	2012-A5 A5 1ML+20 1/18	2,900,000	2,898,039
DCENT	2013-A2 A2 .69% 07/18	3,925,000	3,918,507
DCENT	2013-A5 A5 1.04% 04/19	2,460,000	2,456,032
Disney (Walt) Mtn	1.1% 12/1/17	381,000	375,264
Dominion Resour	2.25% 9/1/15	425,000	435,546
Dow Chemical	3% 11/15/22	1,425,000	1,326,924
Dr Pepper Snapp	2.9% 1/15/16	685,000	710,888
Dupont Ei Glbl	4.875 4/30/14	17,000	17,247
Duke Cap Corp	5.5% 3/01/14	380,000	382,959
Duke Energy Cor	2.15% 11/15/16	47,000	48,164
Duke Energy Cor	1.625% 8/15/17	855,000	849,253
Duke Energy Cor	2.1% 06/15/18	1,314,000	1,305,819
Duke Energy Car	1.75% 12/15/16	705,000	719,355
Erp Operat Lp	4.625% 12/15/21	15,000	15,793
Erac USA Fin Mtn	2.25% 1/14 144A	1,750,000	1,750,530
Erac USA Llc	3.3% 10/22 144A	745,000	691,138
Erac USA Fin	2.8% 11/1/18 144A	220,000	222,202
Ebay Inc	1.35% 7/15/17	390,000	387,625
Ecolab Inc	4.35% 12/8/21	770,000	797,342
El Paso Nat	5.95% 4/15/17	2,120,000	2,356,331
Entergy La Llc	1.875% 12/15/14	350,000	354,652
Enterprise Produ	1.25% 8/13/15	330,000	332,193
Express Scripts	2.75% 11/14 WI	1,885,000	1,921,301
Fpl Group	7.875% 12/15	14,000	15,824
FHLG	6.00% 8/26 #G00587	57,602	63,388
FHLG	8.50% 7/28 #G00981	154,204	185,218
FHLG	5.50% 3/34 #G01665	188,127	206,489
FHLG	15YR 5.0% 4/20 #G11682	775,688	826,543

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	15YR 5.50% 2/20 #G11728	2,381,013	2,551,816
FHLG	15YR 6.50% 4/18 #G11452	79,336	83,911
FHLG	15YR 4.50% 1/19 #G11565	84,453	89,507
FHLG	10.00% 10/30 #G20027	489,054	561,823
FHLG	15YR 5.00% 5/18 #P10034	145,672	151,930
FHLG	15YR 7.00% 12/14 #P60089	1,467	1,490
FHLG	20YR 5.50% 9/27 #G30345	89,893	98,692
FHLG	20YR 6.00% 9/27 #G30357	349,554	382,272
FHLG	20YR 5.50% 7/28 #G30564	862,774	946,630
FHLG	6.50% 5/22 #D95395	58,064	63,933
FHLG	6.00% 11/21 #D94929	69,537	75,763
FHLG	15YR 6.50% 4/16 #E83211	4,709	4,930
FHLG	15YR 6.00% 4/17 #E89007	112,046	118,079
FHLG	15YR 6.50% 6/17 #E90325	63,845	68,097
FHLG	15YR 6.00% 7/17 #E90474	92,483	98,151
FHLG	15YR 5.00% 12/17 #E93561	84,946	89,311
FHLG	15YR 4.00% 6/18 #E96973	132,828	140,102
FHLG	15YR 4.50% 8/18 #E98688	343,144	363,679
FHLG	15YR 4.50% 10/18 #E99833	368,085	390,112
FHLG	15YR 4.50% 9/18 #E99205	269,431	285,555
FHLG	15YR 5.00% 10/18 #E99955	53,538	56,593
FHLG	4.50% 6/23 #A45156	582,368	616,392
FHLG	6.00% 9/37 #G03282	406,911	448,508
FHLG	5.50% 12/37 #G03696	675,197	737,415
FHLG	6.00% 1/38 #G03781	778,222	857,777
FHLG	5.50% 12/37 #G03865	328,336	358,592
FHLG	5.50% 7/39 #G05546	708,556	773,848
FHLG	25YR 5.50% 7/35 #G05815	126,895	139,250
FHLG	15YR 5.00% 10/23 #G13276	480,542	513,700
FHLG	15YR 5.00% 12/18 #G13293	142,249	150,256
FHLG	15YR 6.00% 11/23 #G13368	185,779	203,189
FHLG	15YR 6.50% 7/21 #G12934	95,155	102,425
FHLG	15YR 5.00% 3/19 #G13052	487,229	515,043
FHLG	5.50% 1/24 #G13432	744,828	807,053
FHLG	15YR 5.50% 12/21 #G13481	451,169	487,290
FHLG	15YR 4.00% 7/24 #G13596	348,111	367,393
FHLG	15YR 5.00% 4/20 #G13598	495,821	524,876
FHLG	15YR 6.00% 1/24 #G13647	742,214	814,735
FHLG	15YR 6.00% 1/24 #G13982	694,626	761,331
FHLG	15YR 5.50% 12/24 #G14015	4,162,512	4,503,225

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	15YR 3.50% 1/26 #G14312	239,819	250,464
FHLG	15YR 4.00% 9/25 #G14376	278,812	294,256
FHLG	15YR 3.50% 4/27 #G14449	685,120	716,066
FHLG	15YR 3.50% 10/26 #G14450	2,929,791	3,058,465
FHLG	15YR 2.5% 06/23#G14775	350,188	347,028
FHLG	15YR 4.00% 6/24 #G18312	416,614	439,691
FHLG	6.50% 10/26 #C90995	291,947	323,679
FHLG	6.50% 8/26 #C90985	56,903	63,073
FHLG	15YR 6.00% 4/20 #J02203	66,179	71,173
FHLG	15YR 6.50% 1/20 #J02204	69,448	75,213
FHLG	15YR 4.50% 9/24 #J10826	551,446	589,100
FHLG	10YR 3.00% 8/21 #J16393	273,133	283,098
FHLG	10YR 3.00% 8/21 #J16442	244,922	253,858
FHLM ARM	2.98% 8/41 #1B8533	206,153	215,809
FHLM ARM	3.07% 9/41 #1B8608	109,574	114,934
FHLM ARM	3.717% 05/41#1B8124	93,668	99,075
FHLM ARM	3.224% 4/41#1B8179	63,265	66,439
FHLM ARM	3.464% 5/1/41#1B8304	66,671	70,335
FHLM ARM	3.627% 6/1/41#1B8372	96,084	101,612
FHLM ARM	3.283 6/1/41	66,251	69,552
FHLM ARM	3.242% 9/1/41#1B8659	56,226	58,912
FHR	192 I 9% 2/22	161,991	185,396
FHLG	4.00% 12/40 #C03565	168,301	172,969
FHLG	6.00% 8/28 #C13910	58,912	64,929
FHLG	4.00% 4/39 #A85531	213,688	219,614
FHLG	4.00% 1/41 #A96478	721,055	741,051
FHLG	15YR 6.00% 10/16 #E01054	57,070	59,920
FHLG	15YR 5.50% 3/17 #E01136	20,237	21,199
FHLG	15YR 5.00% 12/17 #E01280	53,284	56,021
FHLG	15YR 6.50% 10/17 #E01254	14,942	15,956
FHLG	15YR 5.50% 11/18 #E01497	169,808	181,270
FHLG	15YR 4.00% 9/25 #E02787	335,909	357,350
FHLG	15YR 4.00% 4/26 #E02867	180,752	191,612
FHLG	15YR 4.50% 11/18 #B10931	226,553	240,111
FHLG	15YR 5.50% 11/18 #B10916	298,353	318,247
FHLG	15YR 4.50% 10/18 #B12459	57,386	60,820
FHLG	15YR 4.50% 4/19 #B13051	59,981	63,570
FHLG	15YR 4.50% 6/19 #B14961	156,463	165,826
FHLG	15YR 2.5% 09/22#J20415	191,462	195,478
FHLG	6.50% 9/23 #Z40030	4,339,946	4,833,509

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLG	6.50% 5/24 #Z40034	4,528,410	5,051,213
FHLG	5.50% 5/34 #Z40042	1,391,564	1,526,636
FHLG	6.50% 8/21 #C90473	454,634	499,803
FHLG	20YR 6.00% 2/22 #C90523	151,000	164,898
FHLG	20YR 6.00% 7/22 #C90562	124,964	136,964
FHR	2344 ZJ 6.5 8/31	10,416	11,717
FHR	2420 MZ 6.5% 2/32	898,256	1,009,841
FHR	2399 OH 6.5 1/32	92,616	104,183
FHR	2425 OB 6 3/17	40,866	43,238
FHR	1584 L 6.5 9/23	143,392	158,572
FHR	1577 PK 6.5 9/23	55,204	61,304
FHR	1617 PM 6.5 11/23	114,566	126,902
FHR	1668 D 6.5 2/14	350	352
FHR	1837 Z 6.5 4/26	86,464	95,833
FHR	1835 D 6 4/26	114,174	125,080
FHR	2068 B 10% 11/22	21,291	24,364
FHR	2075 PH 6.5 8/28	81,024	91,195
FHR	2208 PG 7% 1/30	148,885	171,798
FHR	2262 Z 7.5% 10/30	63,887	75,126
FHR	2363 PF 6% 9/16	29,473	30,886
FHR	2356 GD 6% 9/16	24,410	25,592
FHR	2355 BP 6 9/16	33,104	34,628
FNR	1992-205 Z 7 11/22	144,649	163,009
FNR	G93-3 K 7% 2/23	57,493	64,661
FNR	1993-250 Z 7 12/23	143,873	148,402
FNR	1994-40 Z 6.5 3/24	308,206	340,296
FNR	1997-46 PL 6% 7/27	426,877	472,028
FNR	2001-7 PF 7% 3/31	7,014	8,084
FNR	99-8 QD 6% 3/14	1,897	1,904
FNMA	0.875% 8/28/17	9,270,000	9,149,212
FNMA	.5% 9/28/15	19,944,000	19,979,241
FNMA	.875% 2/8/18	8,113,000	7,905,218
FNMA	0.875% 05/21/18	1,370,000	1,324,652
FNMA	0.625% 8/26/16	4,529,000	4,521,138
FNMA	1.875% 09/18/18	5,029,000	5,059,828
FNMA	1.625% 11/27/18	9,710,000	9,624,484
FNR	2011-88 AB 2.5% 9/26	218,850	224,593
FNR	2012-15 FP 1ML+38 6/40	689,764	692,349
FNR	2012-94 E 3% 6/22	904,697	938,026
FNR	2013-9 FA 1ML+35 03/42	1,016,408	1,016,773

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNR	2013-16 GP 3% 03/33	1,470,000	1,507,218
FNR	2013-40 PV 2% 01/26	721,219	729,662
FNMA	20YR 6.50% 7/18 #251825	83,475	89,379
FNMA	20YR 6.50% 11/18 #252104	77,039	82,759
FNMA	20YR 6.50% 3/19 #252348	55,560	59,998
FNMA	15YR 5.50% 4/18 #254686	173,574	184,010
FNMA	20YR 5.00% 5/23 #254762	3,056,983	3,320,189
FNMA	20YR 5.50% 6/23 #254764	241,620	265,433
FNMA	5.50% 6/33 #254767	1,579,091	1,738,734
FNMA	20YR 6.00% 9/21 #253999	49,426	53,716
FNMA	6.50% 10/21 #254044	7,447	8,202
FNMA	20YR 6.50% 5/22 #254305	70,635	78,015
FNMA	15YR 7.00% 5/17 #254353	12,829	13,697
FNMA	20YR 6.00% 11/22 #254544	65,562	71,907
FNMA	20YR 5.50% 1/23 #254589	225,932	248,199
FNMA	20YR 5.00% 3/25 #255667	1,042,438	1,132,192
FNMA	20YR 5.50% 9/23 #254916	3,327,293	3,655,213
FNMA	15YR 4.00% 9/18 #254919	102,806	108,858
FNMA	15YR 4.50% 11/18 #254952	1,207,620	1,283,481
FNMA	15YR 4.50% 12/18 #255031	1,208,684	1,284,612
FNMA	5.00% 8/25 #255810	1,099,664	1,194,345
FNMA	6.00% 7/27 #256803	503,970	550,486
FNMA	20YR 6.00% 10/27 #256928	331,883	362,641
FNMA	20YR 6.00% 1/28 #257048	248,605	271,734
FNMA	6.00% 2/28 #257076	252,383	275,865
FNMA	5.50% 11/34 #310105	999,077	1,099,991
FNMA	15YR 6.50% 6/14 #323794	1,845	1,856
FHR	3728 EA 3.5% 9/20	1,416,237	1,436,439
FHR	3763 QA 4% 4/34	320,726	336,933
FHR	3803 EN 3.5% 2/24	2,457,018	2,547,149
FHR	3820 DA 4% 11/35	303,942	321,382
FHR	2011-3844 PJ 5% 01/40	1,480,303	1,589,799
FHR	2011-3893 MV 4% 04/33	2,550,000	2,617,193
FHR	2011-3938 BE 2% 10/21	651,976	658,482
FHR	3943 EF 1ML+25 2/26	381,515	381,661
FHR	2012-4049 CA 3% 05/27	2,208,678	2,220,831
FHR	4046 LA 3% 11/2026	1,614,606	1,638,270
FHR Ser	4221 CLS GA 1.4% 7/23	1,259,865	1,256,033
FHLMC	2.375% 1/13/22	5,890,000	5,622,276
FHLMC	1.25% 5/12/17	665,000	669,340

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHLMC	1% 9/29/17	4,487,000	4,432,824
FHLMC	.75% 1/12/18	3,580,000	3,482,921
FHLMC	1.375% 05/01/2020	2,240,000	2,098,354
FHR	2010-3736 QB 4% 05/37	4,265,000	4,550,703
FNMA	20YR 6.00% 12/18 #456110	159,481	169,689
FNMA	7-YR 3.18% 12/17 #466897	1,000,000	1,063,512
FNMA	15YR 6.50% 8/14 #506702	27,498	27,768
FNMA	15YR 6.50% 12/14 #535063	16,913	17,148
FNMA	15YR 8.00% 9/15 #535460	12,748	13,225
FNMA	6.50% 2/20 #535834	117,542	127,575
FNMA	20YR 6.50% 12/21 #545419	2,599	2,861
FNMA	6.50% 7/32 #545759	44,580	50,102
FNMA	6.50% 7/32 #545762	22,734	25,550
FNMA	15YR 6.00% 3/18 #555390	31,261	33,124
FNMA	15YR 6.50% 6/15 #555720	576	583
FNMA	15YR 6.00% 6/16 #583745	7,563	7,885
FNMA	15YR 5.50% 12/16 #611007	11,702	12,253
FNMA	15YR 5.50% 10/16 #612660	32,054	33,457
FNMA	15YR 6.50% 3/17 #627139	13,907	14,703
FNMA	15YR 5.50% 2/17 #634197	161,041	168,806
FNMA	15YR 7.00% 3/17 #636917	16,739	17,895
FNMA	15YR 7.00% 5/17 #638774	51,355	54,979
FNMA	20YR 4.50% 5/26 #AH0473	137,235	147,541
FNMA Arm	2.69% 9/41 #AH5260	299,642	312,887
FNMA Arm	3.228% 7/41#AI3469	88,378	92,951
FNMA Arm	3.01% 8/41 #AI4358	68,021	70,726
FNMA Arm	3.545% 07/41#AI6050	94,785	100,071
FNMA Arm	3.365% 10/41#AI6819	54,178	56,948
FNMA Arm	3.37% 9/41 #AI8935	94,397	98,753
FNMA Arm	09/41#AI9813	62,891	65,534
FNMA Arm	10/41#AJ3399	38,365	40,013
FNMA	15YR 5.50% 9/23 #AL0229	726,950	782,962
FNMA	15YR 5.50% 5/21 #AL0230	900,234	963,350
FNMA	5.50% 1/38 #AL0662	611,943	674,548
FNMA	15YR 3.50% 5/27 #AL1741	474,705	496,808
FNMA	15YR 3.50% 3/27 #AL1746	1,082,626	1,134,051
FNMA	15YR 3.50% 5/27 #AL1751	251,889	263,617
FNMA	15YR 3.50% 1/26 #AL1168	257,897	270,067
FNMA	20YR 6.00% #AL1318	981,123	1,075,099
FNMA	20YR 5.5% 12/33 #AL4500	500,000	551,287

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA Arm	06/42#AO2244	85,957	87,956
FNMA	15YR 6.00% 5/17 #644987	41,693	44,076
FNMA	6.00% 4/25 #660719	131,792	144,195
FNMA	15YR 5.00% 3/18 #667792	70,011	73,691
FNMA	15YR 7.00% 7/17 #667070	102,352	110,031
FNMA	15YR 6.00% 11/17 #668811	14,934	15,824
FNMA	15YR 5.50% 11/17 #670452	118,145	124,807
FNMA	15YR 5.50% 1/18 #680143	13,002	13,748
FNMA	15YR 5.50% 2/18 #681383	118,910	125,615
FNR	2001-44 PD 7% 9/31	19,044	21,951
FNR	2001-71 MB 6 12/16	78,672	82,772
FNR	02-58 HC 5.5% 9/17	67,235	71,027
FNR	2002-56 MC 5.5% 9/17	22,837	23,884
FHR	2474 NR 6.5 7/32	70,248	79,058
FHR	2484 LZ 6.5 7/32	128,723	144,837
FHR	2475 FB 1ML+100 2/32	506,094	515,881
FHR	2481 FB 1ML+100 2/32	509,322	519,172
FNW	2003-W4 2A 6.5% 10/42	21,187	23,774
FNR	2003-32 UN 4% 1/33	2,667,607	2,729,631
FNR	03-66 PA 3.5 2/33	701,017	727,867
FNR	2003-57 NK 5 6/18	30,551	32,584
FNR	2003-80 VC 5 4/16	32,769	32,748
FNR	2003-74 PG 4.5% 8/18	141,881	150,009
FHR	2527 TB 6% 11/32	37,134	41,253
FHR	2558 BD 5% 1/18	1,674,285	1,777,724
FSPC	T-54 2A 6% 2/43	114,157	133,398
FSPC	T-54 3A 7% 2/43	52,646	60,177
FHR	2590 BY 5% 3/18	2,113,022	2,245,709
FNR	2004-2 QL 4% 2/19	1,769,397	1,861,705
FNW	2004-W1 1A6 5.04% 11/43	465,082	480,638
FHR	2628 QM 4.5% 11/31	407,750	409,797
FHR	2650 QN 4.5 1/33	110,785	116,179
FNR	04-33 MW 4.5% 1/30	50,360	51,724
FNR	2004-82 HJ 5.5% 9/32	1,074,946	1,114,143
FNR	2004-95 AN 5.5% 1/25	92,506	94,462
FNR	2004-91 AR 5.50% 4/33	3,435,521	3,657,812
FNR	2005-90 FC 1ML+25 10/35	230,488	230,931
FHR	2662 DG 5% 10/22	207,070	211,479
FHR	2672 NH 0 9/18	306,799	321,591
FNR	2005-106 UF 1ML+30 11/35	223,276	224,068

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FHR	2780 JG 4.5 4/19	14,519	14,987
FHR	2810 PD 6% 6/33	57,733	58,765
FNR	2006-41 MC 5.5% 7/35	217,454	230,114
FHR	2836 PX 4% 5/18	146,095	147,085
FHR	2872 JG 4.5% 10/19	941,037	999,103
FHR	2866 XE 4% 12/18	389,867	396,426
FHR	2971 KT 5.5% 5/33	55,715	55,876
FHR	3013 VJ 5% 1/14	13,213	13,215
FHR	3047 OB 5.5% 12/33	18,674	18,932
FHR	3117 JF 1ML+30 2/36	248,737	249,181
FNR	2006-90 BE 6% 4/35	640,007	663,766
FNBR	2007-B1 VA 5.5% 4/17	82,722	82,951
FNR	2007-114 A6 1ML+20 10/37	800,000	793,858
FNR	2007-77 MH 6 12/36	297,223	315,725
FNR	2008-29 BG 4.7% 12/35	101,661	106,005
FNR	2008-29 CA 4.5% 9/35	2,384,637	2,498,055
FNR	2009-10 AB 3/24	134,670	144,706
FHR	3397 FC .8613% 12/37	2,720,225	2,742,696
FNR	2011-5 PA 4% 10/25	76,608	77,747
FNR	2011-23 AB 2.75% 6/25/20	164,878	170,282
FNR	2011-40 DK 4% 11/25/37	1,578,306	1,611,712
FNMA	1.625% 10/26/15	5,915,000	6,044,249
FNR	2010-12 AY 4% 10/23	297,555	303,923
FHR	3564 JA 4 1/18	291,741	306,135
FNR	2010-31 AP 4.5% 02/40	3,634,280	3,816,351
FNR	2010-123 DL 3.5% 11/25	201,085	209,145
FHR	3741 HD 3% 11/15/39	273,248	279,197
FNR	2010-135 DE 2.25% 4/24	268,655	273,372
FNR	2010-143 B 3.5% 12/25	321,108	335,761
FHR	3636 KE 5% 12/36	99,817	101,273
FNMA	15YR 4.00% 7/18 #682424	44,124	46,721
FNMA	15YR 4.00% 9/18 #682450	23,331	24,705
FNMA	8.00% 6/27 #695533	14,821	17,673
FNMA	6.00% 3/33 #695584	16,321	18,001
FNMA	15YR 4.50% 5/18 #697602	104,859	111,446
FNMA	15YR 5.00% 5/18 #707298	601,265	635,377
FNMA	15YR 4.00% 6/18 #708802	68,365	72,390
FNMA	15YR 5.00% 6/18 #709848	112,249	118,769
FNMA	15YR 5.00% 6/18 #709877	73,261	77,347
FNMA	15YR 4.50% 6/18 #710238	49,603	52,719

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 4.50% 7/18 #720393	109,478	116,356
FNMA	15YR 4.50% 5/19 #725445	44,203	46,980
FNMA	15YR 4.50% 4/19 #725352	353,177	375,364
FNMA	15YR 5.50% 4/19 #725528	108,289	115,184
FNMA	15YR 5.50% 9/19 #725793	20,604	21,984
FNMA	15YR 5.50% 9/19 #725796	27,414	29,383
FNMA	15YR 4.00% 7/18 #726128	43,194	45,736
FNMA	15YR 4.50% 8/18 #727466	67,445	71,681
FNMA	15YR 4.00% 8/18 #728852	11,585	12,267
FNMA	15YR 4.50% 8/18 #733772	195,030	207,282
FNMA	15YR 4.50% 12/19 #735290	78,230	83,144
FNMA	10YR 4.50% 11/14 #735023	1,269	1,349
FNMA	6.50% 11/22 #735137	210,035	228,624
FNMA	6.50% 12/32 #735415	22,761	25,578
FNMA	15YR 5.50% 3/20 #735521	39,324	41,989
FNMA	15YR 4.00% 12/18 #735522	357,217	378,245
FNMA	15YR 4.50% 10/20 #735926	14,583	15,499
FNMA	15YR 5.00% 11/18 #740462	54,553	57,763
FNMA	15YR 4.50% 3/19 #742078	185,264	196,903
FNMA	15YR 4.50% 6/19 #745278	174,886	185,872
FNMA	6.50% 7/35 #745092	24,002	26,854
FNMA	20YR 6.00% 4/24 #745407	144,197	158,076
FNMA	15YR 5.00% 11/18 #749596	178,687	189,343
FNMA	6.00% 9/33 #752786	30,986	34,233
FNMA	15YR 4.50% 3/19 #758528	164,744	175,093
FNMA	15YR 5.00% 4/19 #761326	125,623	133,256
FNMA	15YR 4.00% 6/19 #773153	100,365	106,273
FNMA	15YR 4.00% 7/19 #773445	222,358	235,448
FNMA	15YR 4.00% 3/19 #773886	157,447	166,715
FNMA	15YR 4.50% 4/19 #774267	58,528	62,205
FNMA	15YR 4.50% 4/19 #775768	83,410	88,649
FNMA	15YR 4.50% 5/19 #780233	358,027	380,517
FNMA	15YR 4.50% 7/19 #788390	12,563	13,352
FNMA	15YR 5.50% 10/19 #795064	33,708	36,178
FNMA	15YR 4.50% 10/19 #796680	329,195	349,874
FNMA	15YR 5.00% 12/19 #803919	242,379	257,729
FNMA	15YR 4.50% 2/20 #809744	9,198	9,776
FNMA	15YR 4.50% 11/20 #813915	14,112	14,998
FNMA	15YR 4.50% 10/20 #836381	50,447	53,616
FNMA	15YR 4.50% 7/21 #845515	7,864	8,358

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	15YR 4.50% 1/21 #852735	1,673	1,778
FNMA	20YRS 6.00% 4/27 #888281	2,670,163	2,923,084
FNMA	6.50% 8/36 #888034	32,256	36,242
FNMA	15YR 5.00% 12/21 #888436	636,035	676,349
FNMA	4.50% 6/37 #888485	316,691	336,021
FNMA	6.50% 8/36 #888544	124,321	139,393
FNMA	15YR 4.50% 7/20 #888653	79,047	84,013
FNMA	15YR 5.00% 12/18 #888681	436,389	460,745
FNMA	15YR 4.50% 12/18 #888889	489,039	519,760
FNMA	7.50% 11/37 #888892	339,096	384,539
FNMA	15YR 6.50% 1/23 #889111	527,600	584,382
FNMA	15YR 4.50% 3/21 #890081	610,948	649,327
FNMA	15YR 4.50% 11/19 #889395	5,614	5,966
FNMA	15YR 6.00% 2/23 #889634	811,958	890,709
FNMA	5.50% 2/37 #904918	257,236	275,031
FNMA	7.00% 12/36 #907742	31,677	35,622
FNMA	20 YR 5.50% 1/24 #925847	623,644	685,107
FNMA	20YR 6% 11/27#928866	597,421	653,019
FNMA	15YR 4.50% 7/21 #932885	678,221	720,826
FNMA	15YR 6.00% 6/22 #944357	276,289	303,033
FNMA	20YR 5.50% 7/27 #986156	592,735	651,802
FNMA	7.50% 11/38 #995504	238,401	270,390
FNMA	15YR 4.50% 12/20 #995320	1,459,188	1,550,852
FNMA	15YR 5.00% 12/20 #995324	926,940	987,088
FNMA	15YR 6.00% 1/24 #995425	493,715	541,541
FNMA	15YR 4.50% 12/20 #995465	245,714	261,150
FNMA	15YR 6.50% 2/24 #995658	129,219	143,865
FNMA	8.00% 11/37 #995783	65,892	75,651
FNMA	20 YR 5.00% 1/25 #995884	2,673,825	2,904,041
FNMA	10YR 2.5% 10/22#AB6544	266,889	272,164
FNMA	10YR 2.5% 10/22#AB6730	207,667	211,772
FNMA	10YR 2.5% 05/23 #MA1431	570,968	582,254
FNMA	20YR 5.% 8/26 #AD0787	8,064,025	8,758,335
FNMA	10YR 6.50% 12/37 #AD0070	294,848	322,478
FNMA	15YR 5.00% 9/22 #AD0285	664,755	708,615
FNMA	6.50% 9/28 #AD0329	246,957	273,642
FNMA	6.50% 12/35 #AD0723	134,032	150,958
FNMA	20YR 5.50% 4/29 #AD0912	355,430	390,460
FNMA	15YR 5.50% 3/24 #AE0467	178,124	192,875
FNMA	15YR 6.00% 3/24 #AE0745	359,083	393,908

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
FNMA	6.50% 8/36 #AE0746	107,119	120,083
FNMA	15YR 4.00% 7/19 #AE0968	927,775	982,391
FNMA Arm	11/40#AE6806	54,624	57,249
Fifth Third Ban	3.625% 1/25/16	1,150,000	1,208,113
Fifth Thrd Banc	1.45% 02/28/18	2,620,000	2,551,780
FICO	5/11/18	820,000	755,449
FICO Prin	0% 10/06/17	1,490,000	1,403,531
FICO	10/6/2017	2,035,000	1,916,903
Fiserv Inc Mtn	3.125% 10/01/15	1,700,000	1,760,085
Fordo	2011-B A3 .84% 6/15	228,383	228,472
Fordo	2012-B A3 0.72% 12/15/16	1,199,179	1,200,791
Fordl	2012-B A3 0.57% 9/15	490,000	490,391
Fordo	2012-D A2 0.4% 9/15	104,898	104,911
Fordo	2012-D A3 0.51% 4/17	510,000	509,858
Fordo	2013-A A3 .55% 07/17	713,000	712,698
Fordl	2013-A A3 0.60% 3/16	820,000	820,370
Fordo	2013-C A2 0.55% 4/16	4,000,000	4,003,566
Fordo	2013-B A3 .57% 6/16	590,000	589,430
Fordl	2013-B A3 .76% 09/16	350,000	349,900
Ford Mtr Cr Llc	4.25% 9/20/22	1,475,000	1,479,583
Ford Mtr Cr	2.875% 10/01/18	1,500,000	1,534,608
Ford Mtr Cr Llc	2.375% 1/16/18	3,680,000	3,715,008
France Telecom	2.125% 9/16/15	214,000	218,112
GEMNT	2009-4 A 3.8% 11/17	820,000	841,520
GEMNT	2012-1 A 1.03% 1/18	830,000	832,291
GEMNT	2012-5 A 0.97% 6/15/18	2,350,000	2,354,062
GMACC	2004-C2 A4 5.301% 8/38	415,797	419,904
GMACC	2006-C1 A4 5.238% 1/45	3,000,000	3,151,818
GSMS	2011-GC5 A1 CSTR 8/44	215,051	216,379
GSMS	2012-GC6 A1 1.282% 1/45	99,899	100,244
GSMS	2013-GC10 A1 .696% 2/46	59,169	58,797
GSMS	2013-GC10 A2 1.84% 2/46	170,000	169,202
GSMS	2013-GC12 A1 VAR 06/46	317,735	314,985
GNMA	15YR 6.50% 5/17 #569432	82,574	87,634
GNMA	20YR 6.50% 4/23 #593677	21,594	24,321
GNII II	6.50% 9/29 #002808	360,594	412,305
GNII II	5.50% 7/38 #004187	119,192	128,885
GNII II	6.00% 11/38 #004285	131,812	143,505
GNMA	7.00% 8/28 #416611	30,433	35,446
GNMA	7.00% 8/28 #458917	7,423	8,638

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GNMA	7.00% 7/28 #462643	121,638	141,833
GNMA	7.00% 2/28 #462548	2,175	2,525
GNMA	7.00% 10/28 #481353	114,231	133,385
GNMA	15YR 4.00% 1/25 #723552	162,051	172,167
GNMA	15YR 4% 04/25#737164	162,455	172,596
GNMA	15YR 4% 05/25#737261	164,343	174,601
GNMA	15YR 4% 03/25#737348	144,576	153,601
GNMA	4.50% 3/41 #738108	3,083,111	3,302,134
GNMA	15YR 7.00% 2/15 #515099	4,995	5,125
GNMA	6.50% 1/23 #530795	214,611	241,826
GNMA	7.00% 5/32 #552576	22,479	26,399
GNMA	8.00% 11/29 #186997	5,754	6,894
GNMA	15YR 4.50% 12/18 #781681	363,814	384,188
GNMA	15YR 8.00% 1/16 #781570	3,928	4,068
GSMS	04-GG2 A6 CSTR 8/38	598,684	604,680
GSMS	2006-GG6 A2 5.506% 4/38	57,495	57,484
GSMS	2006-GG6 A1A CSTR 4/38	388,605	419,434
GNMA	30YR 5.5% 11/35#783799	385,523	425,747
GNMA	30YR 5.5% 06/35#783800	187,843	207,640
GSMS	2006-GG8 A4 CSTR 11/39	4,300,000	4,714,726
GSMS	2006-GG8 A1A 5.547 11/39	491,872	538,929
GNMA	15YR 6.50% 6/20 #641437	75,504	82,430
GNMA	15YR 4% 06/25#676681	248,939	264,478
GNMA	15YR 4% 10/24#710940	142,841	151,757
GECMC	2006-C1 A4 CSTR 3/44	3,580,000	3,833,922
GECMC	2006-C1 A1A CSTR 3/44	404,793	435,749
GE Cap	5.3% 2/11/21	1,640,000	1,832,285
Gen Elec Cap Crp	5.5% 6/4/14	3,915,000	4,000,433
Gecap	5.625% 5/01/18	1,000,000	1,147,851
GE Cap Corp	2.25% 11/9/15	227,000	233,949
General Elec Cap	4.625% 1/7/21	390,000	424,749
General Elec Mtn	3.35% 10/17/16	440,000	467,398
General Elec Cap	4.65% 10/17/21	160,000	174,077
GE Cap Corp	2.9% 1/09/17	1,500,000	1,565,432
General Elec Cap	2.3% 4/27/17	1,330,000	1,366,567
GE Cap Corp	1.6% 11/20/17	250,000	248,247
General Elec Cap	3.1% 1/9/23	2,265,000	2,145,519
General Elec Cap Co	1.625 4/18	710,000	702,129
General Ele Cap Cr	1.5 7/12/16	475,000	479,989
Gecap Med	4.75% 9/15/14	426,000	439,350

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Gecap Mtn	5.65% 6/09/14	590,000	603,359
Gilead Sciences	3.05% 12/01/16	2,250,000	2,375,537
Goldman Sachs Glb	7.5% 2/15/19	163,000	198,429
Goldman Sachs Mtn	3.7% 8/1/15	1,106,000	1,151,668
Goldman Sach Mtn	1.6% 11/23/15	1,500,000	1,516,122
Goldman Sach Frn	3ML+110 11/18	1,385,000	1,388,249
Goldman Sachs	5.5 GLB 11/15/14	66,000	68,789
Goldman Sachs	5.35% 1/15/16	2,507,000	2,712,867
Goldman Sachs	5.625% 1/15/17	1,200,000	1,321,896
Goldman Sachs	5.95% 1/18/18	665,000	755,746
GSINC	5.25% 7/27/21	2,420,000	2,646,101
Goldman Sachs Gp	5.75% 1/24/22	1,580,000	1,776,203
Goldman Sach Grp	3.3% 5/03/15	300,000	309,098
GSINC	2.375% 1/22/18	3,020,000	3,030,132
Goldman Sachs Grp	3ML+120 4/18	1,220,000	1,234,413
Goldman Sachs Glb	5.15% 1/15/14	284,000	284,431
Goldman Sac Grp	3.625% 2/07/16	500,000	524,712
GSINC	2.9% 07/19/18	680,000	691,679
GNR	2002-33 ZD 6% 5/32	822,966	921,771
GNR	2009-45 PB 4.5% 7/33	500,000	516,031
GNR	2008-47 PC 5% 11/16/37	2,987,394	3,215,544
GNR	2009-93 PB 3% 12/38	264,753	271,600
GNR	2009-127 PL 4.25% 10/38	1,389,419	1,470,014
GNR	2010-47 CN 4.5% 8/38	1,063,515	1,125,448
GNR	2010-99 PT 3.5% 8/33	103,504	104,681
GNR	2010-73 CB 4.40% 8/35	2,927,200	3,127,316
GNR	2010-73 GA 4.5% 9/36	2,698,452	2,893,276
GNR	2010-68 LA 4.5% 3/38	2,900,307	3,075,090
GNR	2010-112 PM 3.25% 9/33	82,966	83,890
GNR	2010-120 FB 1ML+30 9/35	273,694	274,705
GNR	2010-162 PQ 4.5% 06/39	990,628	1,054,381
CFGNR	2011-150 D 3% 4/37	120,063	121,925
GNR	2013-9 F VAR 1ML+25 1/43	709,112	707,324
GNR	2012-149 MF 1ML+25 12/42	993,890	987,544
G2SF	12-149 LF 1ML+25 12/42	411,627	409,005
GNR	2012-113 FJ 1ML+25 1/42	469,610	468,785
GNR	2013-37 F 0.4712% 3/20/43	301,341	299,967
GNR	13-41 PA 2.5% 04/40	584,908	585,069
GNR	2000-9 ZJ 8.5 2/30	127,785	153,363
SSBK Stif Fund	0	69,570,782	69,570,792

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
GCCFC	2005-GG3 A3 4.569% 8/42	264,536	265,682
GCCFC	2005-GG3 A4 CSTR 8/42	3,495,000	3,586,406
HCP Inc	6.7 1/30/18	2,060,000	2,393,376
Hcp Inc Mtn	2.7% 2/1/14	500,000	500,781
HSBC Holdings Plc	5.1% 4/05/21	360,000	399,619
HSBC Hldngs Plc	4.875% 1/22	675,000	727,409
HSBC USA Inc	2.375% 2/13/15	440,000	448,961
HSBC USA Inc	1.625% 1/16/18	377,000	371,577
HSBC USA Inc	2.625% 09/24/18	1,848,000	1,878,228
HSBC Finance Co	5% 6/30/15	400,000	422,687
HSBC Finance Corp Frn	1/15/14	2,355,000	2,355,024
HSBC Fin Corp Glb	5.25% 1/15/14	350,000	350,582
Harley David	2.7% 3/15/17 144A	350,000	358,673
Hartford Finl Svcs	5.125% 4/22	570,000	619,985
Heineken Nv	1.4% 10/1/17 144A	220,000	215,746
Canada Govt	.875% 2/14/17	640,000	639,958
Hewlett Packard	6.125% 3/01/14	325,000	327,752
Hewlett Packard	4.75% 6/02/14	63,000	64,009
Hewlett-Packard	2.625% 12/9/14	440,000	447,311
Hewlett-Packard Co	2.6% 9/17	1,090,000	1,107,039
Harot	2011-3 A3 .88% 9/15	2,088,503	2,093,077
Harot	2013-3 A3 0.77% 05/17	3,140,000	3,147,079
Harot	2012-2 A3 0.7% 2/16	530,000	531,062
Harot	2012-1 A3 0.77% 1/16	942,311	944,273
Harot	2012-1 A4 0.97% 4/18	131,000	131,763
Harot	2013-2 A3 .53% 2/17	330,000	329,751
HSBC Bank	3.1% 5/24/16 144A	3,580,000	3,749,638
HSBC	1.5% 05/15/18 144A	930,000	907,676
HSBC Bank	3ML+64 5/18 144A	2,435,000	2,440,282
Hunt	2012-1 A3 0.81% 9/16	408,420	409,309
Hunt	2012-2 A2 0.38% 9/15	141,581	141,590
Huntington Banc	2.6% 8/02/18	1,225,000	1,225,108
Huntington Natl Bk	1.35% 8/16	250,000	249,891
HuntingtonBk	1.3% 11/20/16	305,000	305,023
Hart	2012-A A3 .72% 3/16	109,674	109,846
Hart	2013-A A3 0.56% 7/17	863,000	862,926
Hart	2013-B A3 .71% 09/17	790,000	791,026
Hart	2013-C A3 1.01% 02/18	4,200,000	4,218,475
Hart	2011-C A3 .83% 12/15	1,591,202	1,593,922
Hyundai Cap Am	1.625 10/15 144	225,000	226,126

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Hyundai Cap	1.875% 8/9/16 144A	119,000	119,423
IL Sales Tax	1.56% 06/15/17	2,150,000	2,142,819
ING US Inc	2.9% 02/15/18	2,350,000	2,402,471
Ingersoll Rand	2.875 1/19 144A	160,000	157,616
Intel Corp	1.35% 12/15/17	230,000	227,217
Intercont Exch	2.5% 10/15/18	318,000	320,173
Intl Paper Co	4.75% 2/15/22	2,250,000	2,355,775
Intesa Sanpaolo Spa	3.12% 1/16	950,000	968,058
JPMorgan Chase	1.1% 10/15/15	430,000	431,640
JPMorgan Chase	1.125% 2/26/16	450,000	450,740
JPMorgan Chase	4.95% 3/25/20	650,000	720,072
JPMC Co	4.25% 10/15/20	2,050,000	2,170,446
JPMC Co	4.625% 5/10/21	1,400,000	1,507,264
JPMorgan Chase	3.15% 7/05/16	1,425,000	1,493,847
JPMorgan Chase	3.2% 1/25/23	1,000,000	946,520
JPMCC	2005-LDP4 ASB CSTR 10/42	669,909	680,372
JPMCC	06-CB14 A4 CSTR 12/44	3,000,000	3,201,060
JPMCC	2006-LDP7 A1A CSTR 4/45	883,783	970,574
JPMCC	2006-CB16 A1A 5.546 5/45	1,476,443	1,618,321
JPMCC	2007-LD11 A2 CSTR 6/49	160,593	161,813
JPMCC	2012-C6 A2 2.2058% 5/45	420,000	427,615
JPMCC	2013-C10 .7302% 12/15/47	235,635	233,514
JPM T	13-C16 A2 3.07% 12/46	3,500,000	3,594,989
Jefferies Grp	6.875 4/15/21	985,000	1,121,945
JPmorgan Chase & Co	2% 8/15/17	430,000	435,997
US 5YR Note Fut	MAR14 FVH4	639	(59,906)
US 10YR Note Fut	MAR14 TYH4	(130)	22,344
US Long Bond Fut	MAR14 USH4	(198)	92,822
US Ultra(CBT) Fut	MAR14 WNH4	(93)	75,563
Keycorp Mtn	5.1% 3/24/21	435,000	474,824
Keycorp Mtn	2.3% 12/13/18	680,000	674,704
Keybank Natl	1.65% 2/1/18	1,384,000	1,360,430
Kimco Realty Corp	3.12% 06/23	975,000	885,212
Kinder Morgan En	3.95% 9/1/22	1,210,000	1,177,345
Kinder Morgan En	2.65 2/1/19	207,000	204,593
Kraft Foods	5.375% 02/20 WI	523,000	589,413
Kraft Foods Grp	3.5 6/22 WI	980,000	953,689
Kroger Co	2.3% 1/15/19	350,000	348,054
Kroger Co	3.3% 01/15/21	1,780,000	1,766,009
LBUBS	2006-C6 A4 5.372% 9/39	3,915,000	4,270,318

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Laboratory Corp	3.75% 8/23/22	140,000	135,407
LBUBS	2005-C1 A4 4.74% 2/30	4,025,000	4,131,944
LBUBS	05-C1 A1A 4.581% 2/15/30	537,958	553,683
LBUBS	2005-C5 A4 4.954% 9/30	2,983,339	3,116,011
LBUBS	2004-C8 4.799% 12/29	2,870,681	2,919,368
Lbubs 04-C2 A4	4.367 3/36	47,834	47,914
LBUBS	2006-C1 A4 5.156 2/31	2,300,000	2,456,269
Liberty Mut	5.75% 3/15/14 144A	750,000	757,484
Liberty Mutual	5% 6/1/21 144A	390,000	408,508
Liberty Mutual	4.95% 5/22 144A	930,000	960,289
Liberty Prop Lp	5.65% 8/15/14	1,000,000	1,028,605
Lincoln National	6.25% 2/15/20	1,350,000	1,554,669
Lincoln Nationa	4.2% 3/15/22	515,000	524,053
Lloyds Bank Plc	2.3% 11/18	940,000	937,120
Lloyds Tsb(Ungt	6.375% 1/21/21	1,800,000	2,120,024
Lockheed Martin	2.125% 9/15/16	485,000	497,569
Lorillard Tobc Co	3.5% 8/04/16	355,000	373,522
Lorillard Tobacco	2.3% 8/21/17	525,000	525,947
Lyondellbas Inds	5% 4/15/19	2,000,000	2,221,242
MLCFC	2006-4 A3 CSTR 12/49	2,100,000	2,276,648
MLCFC	2007-7 ASB 5.745% 6/50	1,231,394	1,266,895
Mack Cali Rlty Lp	2.5% 12/15/17	400,000	395,573
Macys Retail	3.875% 1/15/22	270,000	265,760
Manitoba (Prov)	1.125% 6/1/18	1,190,000	1,160,853
Markel Corp	7.125% 9/30/19	1,300,000	1,547,001
Marshmclen	2.55% 10/15/18	471,000	471,454
Marriott Intl	3% 3/01/19	2,440,000	2,455,806
Massmutual Glb	3.125% 4/16 144A	1,090,000	1,140,896
Massmutual Glbl	2% 4/5/17 144A	890,000	892,291
Massmutual Gbl	2.1 8/2/18 144A	750,000	743,583
Mckesson Corp	0.95% 12/04/15	83,000	82,947
Mckesson Corp	4.75% 3/1/21	425,000	449,640
MBALT	2013-B A3 0.62% 07/16	706,000	705,982
MBALT	2013-A A3 .59% 02/16	840,000	840,472
MBART	2013-1 A2 .5% 03/16	4,200,000	4,201,543
MBART	2013-1 A3 0.78% 08/17	570,000	571,264
MBART	2011-1 A3 0.85% 3/15	274,171	274,361
Merrill Lyn Co	6.4% 8/28/17	161,000	185,547
Merrill Lyn	6.875% 4/25/18	1,197,000	1,414,672
Merrill Lynch Co	5% 1/15/15	53,000	55,222

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
MLMT	05-CIP1 A4 5.047% 7/38	3,270,000	3,450,180
MLMT	05-CKI1 A1A CSTR 11/37	205,470	218,394
MLMT	2005-CKI1 A6 CSTR 11/37	2,260,748	2,398,916
MLMT	05-LC1 AM CSTR 1/44	1,000,000	1,067,075
MLMT	2006-C2 A1A CSTR 8/43	666,860	731,832
MLMT	2006-C1 A4 CSTR 5/39	2,940,000	3,193,352
Met Life Glb Fn	7.717% 2/15/19	2,500,000	3,097,208
Metlife Inc	6.75% 6/1/16	164,000	186,462
Metlife Inc Step	12/15/2017	184,000	181,968
Met Life Glbl Fd	2% 1/9/15 144	2,000,000	2,032,356
Met Life Glbl	1.5 1/18 144A	2,190,000	2,129,050
Microsoft Corp	.875% 11/15/17	138,000	135,807
MLCFC	2006-2 A4 CSTR 6/46	3,000,000	3,276,828
MLCFC	2006-3 A4 CSTR 7/46	4,629,655	5,018,361
Mizuho Corp Bk	1.55% 10/17 144A	1,140,000	1,113,693
Morgan Stanley	2.125% 4/25/18	2,625,000	2,601,128
Morgan Stanley	5.45% 1/09/17	450,000	498,888
Mstdw	5.55% 4/27/17	1,925,000	2,146,619
MSTDW Mtn	6.25% 8/28/17	915,000	1,046,569
MSC	2005-HQ7 A4 CSTR 11/42	3,000,000	3,155,061
MSC	2006-HQ8 A4 CSTR 3/44	4,790,000	5,113,742
MSC	2006-IQ11 A1A CSTR 10/42	877,630	951,102
MSC	2005-HQ5 A4 1/42	3,597,535	3,685,751
Mstdw	1.75% 2/25/16	412,000	417,507
Morgan Stanley	3.75% 2/25/23	1,410,000	1,369,869
Morgan Stanley	5.375% 10/15/15	300,000	322,671
Morgan Stanley	5.75% 1/25/21	3,070,000	3,468,793
Morgan Stanley	5.5% 7/28/21	965,000	1,076,962
Morgan Stanley Glb	6% 4/28/15	1,656,000	1,763,696
Morgan Stanley	6% 5/13/14	2,690,000	2,741,301
MSC	2006-HQ9 A4 CSTR 7/44	420,076	457,477
MSC	2007-HQ11 A31 CSTR 2/44	1,186,790	1,199,158
MSC	2011-C3 A3 4.054% 7/49	59,000	62,471
MSBAM	2012-C5 A1 .916% 8/45	344,186	345,065
MSBAM	2012-C5 A2 1.972% 8/45	710,000	721,231
Mosaic Co New	4.25% 11/15/23	2,275,000	2,243,105
Mylan Inc	1.8% 6/24/16 144A	325,000	331,324
Mylan Inc	2.55% 03/28/19	805,000	796,518
NCUA Gtd Nts Ma	1.4% 6/12/15	620,000	629,567
NYSE Euronext	2% 10/05/17	950,000	950,840

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Nabors Ind Mtn	6.15% 2/15/18	925,000	1,039,008
National Austr Ny Br	2% 3/9/15	450,000	457,986
National Austr	1.6% 8/07/15	930,000	944,826
Natl Aust Bk	3.75% 3/02/15 144A	1,085,000	1,125,429
National Bk Can	1.45% 11/7/17	3,020,000	2,934,990
Natl Rural	4.75% 3/1/14	159,000	160,135
Nationwide Mtn	4.65% 2/15 144A	2,745,000	2,859,521
Nbcuniversal Med	3.65% 4/30/15	430,000	447,200
Nbcuniversal Media	2.875% 1/23	725,000	670,111
New York Life	3% 5/4/15 144A	150,000	154,796
NY Life Gbl	2.45% 7/14/16 144A	2,000,000	2,069,882
New York Life	1.3% 10/17 144A	1,070,000	1,035,321
NY Life Glb	0.8% 2/12/16 144A	3,725,000	3,741,844
News Amer Inc	6.9% 3/1/19	925,000	1,109,093
Nippon Teleg&Telep	1.4%7/18/17	1,752,000	1,730,217
Narot	2013-A A3 .50% 5/17	770,000	769,600
Narot	2011-B A3 0.87% 2/16	1,424,032	1,428,171
Nissan	12-A A3 ABS 0.73% 5/16	93,177	93,337
Narot	2012-A A4 1% 7/18	193,000	194,227
Nalt	2012-B A2A 0.45% 6/15	110,748	110,736
Nalt	2012-B A4 0.74% 9/18	240,000	240,208
Nalt	2013-A A3 .61% 04/16	930,000	929,874
Narot	2013-B A2 .52% 04/16	2,100,000	2,101,039
Narot	2013-B A3 0.84% 11/17	685,000	686,744
Noble Enrgy Inc	4.15% 12/15/21	1,605,000	1,648,056
Noble Hldg Intl	2.5% 3/15/17	325,000	325,913
Nomura Hldngs Inc	2.0% 9/13/16	650,000	655,327
Ndass	3.125 03/17 SNR	4,480,000	4,684,266
Nordea Bk Ag	.875% 5/16 144A	690,000	686,524
Norfolks South	3.25% 12/01/21	20,000	19,352
Novartis Cap Co	2.9% 4/24/15	1,040,000	1,074,670
Novartis Cap Crp	2.4% 9/21/22	715,000	654,493
Oneok Partners Lp	2% 10/01/17	1,310,000	1,303,058
Oneok Partners	3.375% 10/01/22	1,145,000	1,068,725
Oneok Partners	3.2% 09/15/18	535,000	546,774
Ontario Prov	1.875% 9/15/15	2,600,000	2,662,769
Oracle Corp	5.25% 1/15/16	157,000	171,373
PNC Funding Corp	5.25 11/15/15	69,000	74,096
PNC Funding Corp	5.625 2/1/17	20,000	22,193
PNC Fund Corp	4.375% 8/11/20	1,200,000	1,281,383

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
PNC Bk Na	6.875% 4/01/18	250,000	295,458
PNC Bk Na Pitts	2.95% 01/30/23	1,040,000	955,592
PNC Financial	3.8% 7/25/23	460,000	445,401
PNC Bk Na	1.3% 10/3/16	450,000	452,390
PNC Bank Na	1.15% 11/01/16	450,000	450,518
PPL Cap Fd Inc	3.5% 12/01/22	405,000	381,895
PSEG Pwr LLC	2.75% 9/15/16	315,000	326,164
Penske Trk Ls	3.125% 5/15 144A	570,000	586,234
Penske Truck Ls	2.5% 7/14 144A	225,000	226,831
Penske Truck	2.5% 3/15/16 144A	1,060,000	1,085,925
People'S United	3.65% 12/06/22	995,000	939,235
Philip Morris	1.125% 8/21/17	210,000	205,779
Philip Mors Int	2.5% 8/22/22	1,045,000	951,087
Philip Mors Int	1.875% 1/15/19	450,000	439,522
Phillips	66 2.95% 5/1/17	2,255,000	2,345,220
PT Holdings Co Inc (Unlist)		525	—
Praxair Inc Mtn	4.375% 3/31/14	52,000	52,501
Pricoa Glbl F	1.6% 5/18 144A	460,000	445,682
Principal Fin	3.3% 9/15/22	460,000	437,290
Procter & Gamble	1.8% 11/15/15	670,000	685,482
Procter & Gamble	1.6% 11/15/18	834,000	820,589
Progress Energy	6.05% 3/15/14	2,247,000	2,272,002
Pub Svc Oklahoma	5.15 12/1/19	27,000	29,895
Rabobank Ndl	1.7% 3/19/18	950,000	937,802
Realty Inc Corp	5.5% 11/15/15	1,000,000	1,079,437
RFCO Sp	10/15/20	630,000	517,910
Reynolds Amern	6.75% 6/15/17	1,000,000	1,144,248
Rio Tinto Fin USA Ltd	2.5% 5/16	2,115,000	2,180,977
Rio Tinto Fin	1.625% 8/21/17	430,000	429,655
Rio Tinto Fin	1.375% 06/17/16	732,000	743,400
Roper Industries	1.85% 11/15/17	650,000	644,045
Roper Industries	2.05% 10/1/18	609,000	591,534
Royal Bk Cda Gmtn	2.625% 12/15	1,000,000	1,036,744
Royal Bk Cda	2.2% 7/27/18	500,000	501,780
Royal Bk Cda Gl	.85% 03/08/16	5,495,000	5,487,038
Royal Bk Cda Gbl	.8% 10/30/15	497,000	498,225
Royal Bk Cda Gl	1.5% 01/14/18	860,000	842,824
Royal Bk Canada	2.3% 7/20/16	159,000	164,360
Royal Bk Canada	1.45% 10/30/14	2,265,000	2,286,237
Royal Bk Scotlnd	2.55% 9/18/15	1,552,000	1,587,319

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Royal Bank Can	1.45% 09/09/16	363,000	368,114
RBS	4.875% 3/16/15	1,000,000	1,045,591
Royal Bank Cana	1.2% 9/19/2017	177,000	175,360
SLMA	04-6 A5 .4731% 4/20	47,650	47,521
SLMA	08-1 A2 @LIBUS3+35 10/16	101,664	101,652
SLMA	2007-6 A2 3ML+25 1/19	573,384	573,773
SLCLT	08-2 A2 @LIBUS3+45 6/17	101,519	101,598
SLMA	8/6/2002	182,170	182,581
SLMA	2012-7 A2 1ML+28 9/19	861,000	858,046
SLMA	2013-1 A2 1ML+25 9/19	1,180,000	1,172,630
Sabmiller Hl	2.45% 1/15/17 144	900,000	921,277
Sabmiller Hldg	2.2 8/1/18 144A	450,000	449,069
San Diego G&E	3% 8/15/21	500,000	492,070
Schlumberger	1.95% 9/16 144A	1,050,000	1,067,542
Shell Intl Fin	4% 3/21/14	465,000	468,690
Shell Intl Fin	.9% 11/15/16	850,000	849,826
Sherwin William	1.35% 12/15/17	430,000	418,511
Siemens Fin	5.75% 10/17/16 144	200,000	225,361
Simon Property	5.625% 8/15/14	63,000	64,492
Simon Property	6.1% 5/01/16	31,000	34,231
Simon Property	6.125% 5/30/18	130,000	150,447
Simon Property	6.75% 5/15/14	1,725,000	1,737,084
Simon Property	2.8% 1/30/17	236,000	244,020
Simon Property	2.15% 9/15/17	750,000	760,060
Simon Property	3.375% 3/15/22	170,000	165,455
Skandinaviska	2.375 11/18 144A	3,505,000	3,513,371
Southern Cal Ed	4.15 9/15/14	24,000	24,628
Southern Co	4.15% 5/14	47,000	47,627
Southwstrn Bell	7% 7/01/15	140,000	152,421
Stryker Corp	2% 9/30/16	1,085,000	1,114,645
Sumitomo Mitsui Bkg	3% 1/18/23	1,385,000	1,283,129
Suntrust	2.35% 11/01/18	2,080,000	2,067,896
Svenska Ha Ab P	3.125% 7/12/16	1,080,000	1,129,506
Svenska Ha Ab P	2.875% 4/04/17	2,445,000	2,545,947
Sweden Kingdm	10/25/2014	2,500,000	2,493,667
Swedbank Ab	2.125 9/29/17 144A	2,795,000	2,794,693
Swiss Re Tres	2.875% 12/22 144A	580,000	533,216
Thermo Fisher	2.4% 02/01/19	751,000	743,600
Thomson Corp	.875% 5/23/16	226,000	224,395
Thomson Reuter Crp	1.3 2/23/17	154,000	153,308

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Time Warner Inc	3.15% 7/15/15	1,337,000	1,385,121
Time Warner Inc	4.75% 3/29/21	490,000	521,864
Time Warnr Inc	4% 1/15/22	715,000	723,018
Time Warner Cab	5.85% 5/1/17W/I	741,000	807,923
Time Warner Cab	8.75% 2/14/19	1,600,000	1,907,616
Toronto Dom Bk	2.5% 7/14/16	3,055,000	3,168,661
Toronto Domini	2.375% 10/19/16	1,735,000	1,801,194
Toronto Dom	1.4% 4/30/18	1,160,000	1,128,105
Toronto Domini	2.625% 09/10/18	1,930,000	1,967,367
Total Cap	3% 6/24/15	6,755,000	6,996,910
Total Cap	2.3% 3/15/16	55,000	56,664
Total Capital Sa	4.125% 1/28/21	1,150,000	1,214,843
Total Cap Cda L	1.45% 01/15/18	451,000	445,662
Total Capital Sa	1.5% 2/17/17	546,000	546,953
Total Cap Intl	2.875% 2/17/22	44,000	41,781
Total Cap Intl	1.55% 6/28/17	1,670,000	1,669,706
Toyota Mtr Cr	2.05% 1/12/17	99,000	101,143
Toyota Motor Crd	1.25% 10/5/17	640,000	628,008
Taot 2011-B A3	0.68% 6/15/15	2,706,915	2,709,882
TAOT	2013-A A3 .55% 01/17	520,000	519,930
Toyota Motor Cr	2% 10/24/18	2,450,000	2,447,996
TAOT	2013-B A3 1.15% 07/17	4,200,000	4,216,860
Travelers Cos Inc	5.8% 5/15/18	35,000	40,300
Tyco Electric Grp	1.6% 2/03/15	233,000	235,293
Tyco Electr Gr	2.375% 12/17/18	93,000	91,657
Udr Inc Mtn	5.5% 4/1/14	460,000	465,100
Ubsbb	2012-C2 A1 1.006% 5/63	312,354	313,188
Ubscm	2012-C1 A1 1.032% 5/45	190,041	190,806
Ubscm	2012-C1 A2 2.180% 5/45	360,000	366,390
Ubsbb	2012-C4 A1 .6728% 12/45	227,677	226,669
USAA Capital	1.05% 9/14 144A	507,000	509,281
Ubsbb	2013-C6 A1 .805% 4/46	268,088	265,794
Union Bk Na	3% 6/6/16	500,000	522,826
Union Bank	1.5% 9/26/16	305,000	308,436
Union Bk Na Sa	2.625% 09/26/18	1,555,000	1,582,119
Union Pacific	4.875% 1/15/15	117,000	122,214
Union Pac Corp	5.65 5/1/17	18,000	20,223
UAL Pass Thru Etc	9.75% 1/17	197,662	227,312
United Parcel S	5.125% 4/1/19	2,100,000	2,387,253
US Bancorp Mtn	4.2% 5/15/14	990,000	1,003,945

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
US Bancorp Mtn	1.95% 11/15/18	460,000	457,289
US Bancorp Med	2.95% 7/15/22	775,000	718,978
Vende	1994-1 2ZB 6.5% 2/24	425,203	467,356
US T-bills	0% 01/23/14	145,000	144,999
Ustprin	0% 05/15/43	1,570,000	458,303
USTB	8.875% 8/15/17	197,000	251,313
USTN TII	0.625% 02/15/2043	525,000	409,948
USTB	3.625% 08/15/43	7,950,000	7,476,729
USTB	3.75% 11/15/43	775,000	746,058
USTN	.25% 11/30/15	19,315,000	19,276,525
USTN	1.25% 11/30/18	2,620,000	2,562,483
UST Notes	0.625% 12/15/16	6,059,000	6,033,910
USTN	1.5% 12/31/18	36,656,000	36,223,569
USTN	2.375% 12/31/20	14,375,000	14,300,883
USTN	4.5% 5/15/17	10,755,000	12,001,064
USTN	4.25% 11/15/17	14,655,000	16,311,704
USTN	3.5% 2/15/18	10,260,000	11,132,900
USTN	3.125% 10/31/16	13,550,000	14,457,213
USTN	3.25% 12/31/16	740,000	793,650
USTN	3.125% 4/30/17	20,070,000	21,482,747
USTN	2.5 6/30/17	25,575,000	26,831,781
USTN	1.25% 9/30/15	22,341,000	22,703,170
USTN	2.125% 12/31/15	1,000	1,034
USTN	1.5% 6/30/16	4,055,000	4,148,456
USTN	1% 8/31/16	14,500,000	14,634,807
USTN	1.375% 9/30/18	309,000	305,041
USTN	1% 9/30/16	30,047,000	30,302,880
USTN	.875% 11/30/16	28,731,000	28,820,784
USTN	.875% 12/31/16	5,525,000	5,537,089
USTN	.875% 1/31/17	28,971,000	28,998,175
USTN	1% 3/31/17	850,000	851,860
USTN	.875% 4/30/17	40,432,000	40,305,650
USTN	0.375% 6/15/15	20,745,000	20,787,942
USTN	.750% 6/30/17	3,065,000	3,032,434
USTN	.5% 7/31/17	32,860,000	32,159,162
USTN	.875% 7/31/19	17,580,000	16,541,690
USTN	.625% 8/31/17	4,795,000	4,704,720
USTN	.25% 9/15/15	22,675,000	22,655,522
USTN	.625% 9/30/17	9,075,000	8,884,280
USTN	.25% 10/15/15	7,000,000	6,990,704

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
USTN	.375% 11/15/15	325,000	325,203
USTN	.75% 12/31/17	8,450,000	8,264,166
USTN	.375% 01/15/16	4,000,000	3,998,436
USTN TII	.125% 04/15/18	7,805,000	8,046,436
US T Note	0.125% 04/30/15	50,415,000	50,353,947
US T Note	.625% 4/30/2018	3,070,000	2,959,670
USTN	.375% 06/30/15	18,020,000	18,057,301
USTN	1.375% 06/30/18	17,075,000	16,940,261
USTN TII	.375% 07/15/23	1,820,000	1,760,766
USTN	.25% 07/31/15	5,525,000	5,524,569
USTN	1.375% 07/31/18	485,000	480,415
USTN	.625% 08/15/16	11,760,000	11,760,917
USTN	.375% 08/31/15	7,075,000	7,085,499
USTN Notes	.875% 09/15/16	1,235,000	1,242,333
UST Notes	0.25% 09/30/2015	35,390,000	35,356,804
USTN	.625% 10/15/16	10,620,000	10,600,088
UST Notes	0.25% 10/31/15	51,549,000	51,476,522
UST Notes	1.25% 10/31/18	6,561,000	6,428,245
USTN	2.75% 11/15/23	950,000	927,734
USTN	.625% 11/15/16	5,880,000	5,861,625
USTCOUP	5/15/16	2,808,000	2,771,757
USTCOUP	8/15/2016	1,265,000	1,243,677
USTCOUP	11/15/16	3,300,000	3,228,489
USTCOUP	8/15/17	360,000	344,923
USTCOUP	11/15/17	675,000	641,711
US Trsy Strip	0% 5/15/18	900,000	840,746
United Tech Corp	3.1% 6/01/22	1,935,000	1,889,162
Unitedhealth Inc Mtn	4.7% 2/21	2,150,000	2,342,836
Unitedhealth Grp	1.875% 11/16	339,000	346,033
Unitedhealth Grp	.85% 10/15/15	124,000	124,496
Unitedhealth Grp	1.4% 10/15/17	88,000	86,852
Ventas Rlty Lp/Cap	2% 2/15/18	2,635,000	2,589,043
Ventas Rlty	1.55% 09/26/16	195,000	196,369
Verizon Comm Inc	4.6% 4/01/21	1,000,000	1,054,973
Verizon Com	2% 11/1/16	920,000	938,662
Verizon Comm	1.1% 11/01/17	430,000	418,169
Verizon Com	3.65% 09/14/18	1,970,000	2,084,329
Verizon Comm	5.15% 09/15/23	8,360,000	8,961,928
Viacom Inc New	2.5% 12/15/16	1,970,000	2,037,197
Viacom Inc New	3.875% 12/15/21	15,000	14,887

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Viacom Inc	2.5% 09/01/18	350,000	352,643
Virginia El&Pwr	2.95% 1/15/22	340,000	328,012
Vodafone Grp Plc	4.15% 6/10/14	540,000	548,612
Vodafone Grp Plc	1.25% 9/26/17	710,000	693,508
Vodafone Grup Plc	1.5% 2/19/18	470,000	458,033
VW Intl Fin Nv	1.625% 3/15 144A	880,000	889,930
Volkswagen	2.375% 3/22/17 144A	410,000	420,623
Volkswagen	1.6% 11/20/17 144A	3,525,000	3,479,383
Volkswagen	2.125% 11/18 144A	600,000	592,500
Valet	2012-2 A2 0.57% 7/15	134,924	134,924
Valet	2013-1 A3 .56% 8/17	710,000	709,091
VWALT	2013-A A3 0.84% 07/16	590,000	592,412
Valet	2013-2 A3 0.7% 04/18	910,000	908,284
WFRBS	13-C14 A1 .836% 6/15/46	195,997	193,954
WFRBS	2013-C14 A2 2.133% 6/46	190,000	189,532
WFRBS	2011-C5 A1 1.456% 11/44	88,747	89,322
WFRBS	2012-C6 A1 1.081% 4/45	105,736	105,936
WFRBS	2012-C8 A1 .864% 8/45	198,305	197,226
WFRBS	2012-C8 A2 1.881% 8/45	400,000	400,004
WFRBS	2013-C11 A1 .799% 03/45	123,550	122,512
WFRBS	13-C13 A1 0.778% 5/45	191,770	189,962
WBCMT	05-C21 A4 5.274% 10/44	2,975,287	3,153,718
WBCMT	2004-C11 A5 5.215 1/41	137,499	137,571
WBCMT	2006-C23 A4 5.418% 1/45	2,146,650	2,288,267
WBCMT	06-C23 A1A CSTR 1/45	764,300	823,161
WBCMT	2006-C23 A5 CSTR 1/45	760,000	818,697
WBCMT	06-C24 A1A CSTR 3/45	457,241	494,160
Wachovia Bk Na Bn	6% 11/15/17	300,000	346,030
WBCMT	2006-C25 A4 CSTR 5/43	2,597,000	2,801,773
WBCMT	2006-C25 A5 CSTR 5/43	1,875,000	2,050,028
WBCMT	2006-C25 A1A CSTR 5/43	2,748,571	3,006,368
Wachovia Corp Mtn	5.75% 2/1/18	2,000,000	2,305,172
WBCMT	2006-C26 A1A CSTR 6/45	519,889	569,142
WBCMT	2006-C28 A4 5.572% 10/48	4,000,000	4,377,396
WBCMT	2006-C28 A1A CSTR 10/48	2,993,986	3,261,385
WBCMT	2007-C33 A3 CSTR 2/51	1,364,327	1,381,308
WBCMT	2007-C33 APB CSTR 2/51	879,339	894,971
WBCMT	2006-C29 A1A 5.297 11/48	374,775	410,832
WBCMT	2007-C31A A2 5.421% 4/47	220,304	220,558
Wachovia Corp	4.875% 2/15/14	193,000	193,957

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Walmart	2.875% 4/01/15	2,100,000	2,165,944
Wal Mart Stores	2.8% 4/15/16	1,430,000	1,497,658
Wal-Mart Stores	1.125% 4/18	1,500,000	1,455,053
Watson Pharma Inc	3.25% 10/1/22	700,000	651,902
Weatherford Int Mtn	5.125% 9/20	2,300,000	2,467,912
Wellpoint Inc	1.25% 9/10/15	124,000	124,862
Wellpoint Inc	3.3% 1/15/23	535,000	498,484
Wellpoint Inc	1.875% 1/15/18	226,000	223,372
Wellpoint Inc	2.3% 07/15/18	327,000	324,244
Wells Fargo&Com	3.676% 6/15/16	1,500,000	1,597,016
Wells Fargo	1.5% 01/18	930,000	923,576
Wells Fargo Co	4.125% 8/15/23	2,165,000	2,130,925
Wells Fargo & Co	2.15% 1/15/19	1,050,000	1,046,137
Wells Fargo Bk Glb	4.75 2/9/15	315,000	329,153
WFCM	2013-LC12 A1 1.676% 7/46	744,778	745,325
Western Gas Part	4% 7/01/22	395,000	376,448
Western Union Co	2.875 12/17	467,000	473,913
Westpac Banking	4.2% 2/27/15	1,070,000	1,115,540
Westpac Bankig Corp	3% 12/9/15	31,000	32,329
Westpac Banking Crp	2% 8/14/17	772,000	776,299
Wrapper	WRAPPER	—	173,603
WPACBKG	1.6% 1/12/18	1,000,000	984,691
Westpac Banking	3ML+74 7/30/18	2,985,000	2,999,740
Williams Partnr	5.25% 3/15/20	1,450,000	1,583,806
WOART	2012-A A3 0.64% 2/17	560,000	560,787
WOART	2012-B A2 0.43% 11/15	123,251	123,284
Wols	2012-A A3 0.93% 11/15	290,000	290,706
WOART	2013-A A3 .64% 4/16/18	400,000	399,584
Wols	2013-A A3 1.10% 12/16	840,000	842,986
WOART	2013-B A3 .83% 08/18	4,300,000	4,294,560
Wrigley (Wm.) J	2 10/17 144A	340,000	338,913
Wyndham Worldwide Mtn	4.25% 3/22	1,000,000	974,609
Wyndham Worldwide	2.5% 3/18	390,000	388,500
Xerox Corp	3ML+82 5/16/14	775,000	775,641
Xerox Corp	2.95% 3/15/17	270,000	277,082
Xerox Corp	2.75% 03/15/19	554,000	548,762
Xstrata Can Crp	2.85% 11/14 144	965,000	978,369
Xstrata Can Fin	3.6% 1/17 144A	2,000,000	2,085,446
Xstrata Fn Cda	2.45 10/17 144A	1,555,000	1,571,996
Xylem Inc	3.55% 9/20/16	1,175,000	1,234,083

Raytheon Savings and Investment Plan
Schedule H Line 4i - Schedule of Assets (Held at End of Year)

Identity of Issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Shares/Units/ Principal	Current Value
Xylem Inc	4.875% 10/01/21	400,000	416,425
Total Investment Contracts			1,959,457,179

Registered Investment Companies
* Fidelity Institutional Money Market – Money Market Portfolio – Institutional Class	Money Market Fund	989,015,929	989,015,929
* Fidelity Prime Money Market	Money Market Fund	34,111,343	34,111,343
Janus Balanced N Fund	Equity Based Fund	47,694,640	1,429,408,350
OPP DEVELOPING MKTS I	Equity Based Fund	3,554,660	133,548,582
Pimco Total Return Institutional Fund	Fixed Income Based Fund	51,587,180	551,466,949
* SPTN INT TR IDX ADV	Fixed Income Based Fund	12,104,743	127,826,081
T. Rowe Price Institutional Small-Cap Stock Fund	Equity Based Fund	29,143,184	590,440,917
Vanguard Institutional Total Stock Market Index Fund Institutional Plus Shares	Equity Based Fund	44,846,268	1,897,894,064
Brokerage Link	Various		431,120,130
Total Registered Investment Companies			6,184,832,345

Common Collective Trusts
Harris Associates Oakmark Global Collective Fund	Equity Based Funds	20,912,287	298,627,464
Northern Trust Collective Aggregate Bond Index Fund - DC – Non-Lending	Fixed Income Based Funds	5,350,264	555,089,875
Northern Trust ACWI ex-US Fund - DC NonLending(a)	Equity Based Funds	8,012,658	1,063,520,059
Northern Trust Collective Russell 2000 Index Fund - DC Non-Lending	Equity Based Funds	5,057,303	837,236,534
Northern Trust Collective S&P 500 Index Fund - DC - Non-Lending	Equity Based Funds	14,567,963	2,198,159,979
Total Common Collective Trusts			4,952,633,911

Raytheon Company Common Stock
* Raytheon Company	Raytheon Common Stock	14,945,463	1,355,553,494
Total Raytheon Company Common Stock			1,355,553,494

Total Investments			14,452,476,929

* Participant Loans	3.25% - 10.00%		238,572,568

Adjustment from fair value to contract value for interest in fully benefit-responsive investment contracts			(51,326,695)

Total Investments at Contract Value Including Participant Loans			$14,639,722,802

*Party in interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 12, 2014

RAYTHEON SAVINGS AND INVESTMENT PLAN

By:	/s/ Michael J. Wood
Michael J. Wood
Vice President, Controller and Chief Accounting Officer
Principal Accounting Officer

EXHIBIT INDEX

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.